FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Consolidated Financial Results for the Nine-Month Period ended December 31, 2010

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2, 2011

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2011

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

Consolidated Financial Results for the Nine-Month Period Ended December 31, 2010

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, February 2, 2011 — Mitsui & Co., Ltd. announced its consolidated financial results for the nine-month period ended

December 31, 2010.

Mitsui & Co., Ltd. and subsidiaries

(Web Site: http://www.mitsui.co.jp)

President and Chief Executive Officer: Masami Iijima

Investor Relations Contacts: Kenichi Hori, General Manager, Investor Relations Division    TEL 81-3-3285-7533

1. Consolidated financial results (Unreviewed)

(1)	Consolidated operating results information for the three-month period ended December 31, 2010
(from October 1, 2010 to December 31, 2010)

	(Millions of yen)

	Three-month period ended December 31,
	2010	%	2009	%
Revenues	1,169,446	19.2	981,290	Δ	15.9
Income before Income Taxes and Equity in Earnings	86,525	369.0	18,450	Δ	33.1
Net income attributable to Mitsui & Co., Ltd.	92,588	358.7	20,186	Δ	48.4

(2)	Consolidated operating results information for the nine-month period ended December 31, 2010
(from April 1, 2010 to December 31, 2010)

	(Millions of yen)

	Nine-month period ended December 31,
	2010	%	2009	%
Revenues	3,373,773	13.1	2,982,449	Δ	33.4
Income before Income Taxes and Equity in Earnings	275,649	265.4	75,432	Δ	77.2
Net income attributable to Mitsui & Co., Ltd.	275,822	196.5	93,021	Δ	66.7
Net income attributable to Mitsui & Co., Ltd. per share, basic	151.16		51.04
Net income attributable to Mitsui & Co., Ltd. per share, diluted	151.16		51.03

Notes:

1.	Percentage figures for Revenues, Income before Income Taxes and Equity in Earnings, and Net income attributable to Mitsui & Co., Ltd. represent changes from the previous year.
2.	In accordance with Accounting Standards Codification (“ASC”) 205-20, “Presentation of Financial Statements-Discontinued Operations,” the figures for the nine-month period ended December 31, 2009 relating to discontinued operations have been reclassified.

(3)	Consolidated financial position information

		December 31, 2010	March 31, 2010
Total assets	Millions of yen	8,585,863	8,368,984
Total equity (net worth)	Millions of yen	2,502,440	2,429,806
Mitsui & Co., Ltd. shareholders’ equity	Millions of yen	2,284,428	2,230,128
Mitsui & Co., Ltd. shareholders’ equity ratio	%	26.6	26.6
Mitsui & Co., Ltd. shareholders’ equity per share	Yen	1,251.98	1,222.11

2. Dividend information

		Year ended March 31,		Year ending March 31, 2011 (Forecast)
		2011	2010
Interim dividend per share	Yen	20	7
Year-end dividend per share	Yen		11	27
Annual dividend per share	Yen		18	47

3. Forecast of consolidated operating results for the year ending March 31, 2011 (from April 1, 2010 to March 31, 2011)

		Year ending March 31, 2011
Net income attributable to Mitsui & Co., Ltd.	Millions of yen	370,000
Net income attributable to Mitsui & Co., Ltd. per share, basic	Yen	202.77

Note:

We have changed our forecast net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2011 from ¥320.0 billion to ¥370.0 billion.

4. Others

(1)	Increase/decrease of important subsidiaries during the period: None

(2)	Number of shares:

	December 31, 2010	March 31, 2010
Number of shares of common stock issued, including treasury stock	1,829,153,527	1,829,153,527
Number of shares of treasury stock	4,499,723	4,331,644

	Nine-month period ended December 31, 2010	Nine-month period ended December 31, 2009
Average number of shares of common stock outstanding	1,824,715,764	1,822,684,778

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective. Please refer to Page 37 “III. Other Information” for the details.

I.    Qualitative Information

The consolidated financial statements for the three-month period and nine-month period ended December 31, 2010 and the corresponding three-month period and nine-month period of the previous year have not been reviewed by auditors.

1. Summary of Consolidated Financial Results for the Three-month Period and the Nine-month Period Ended December 31, 2010

(1) Operating Environment

Overall the global economy continued to demonstrate a modest recovery due to various fiscal and monetary policies adopted by the governments and central banks around the world, and it was possible to avoid another slow-down, although we still see certain downside risks remaining.

Although positive growth has been maintained in the advanced countries of U.S., Europe, and Japan, high unemployment still persists and the sovereign debt market poses a risk particularly in Europe; domestic demand is sluggish in general, calling for the continuation of fiscal stimulus and quantitative easing policies.

The Asian economies, China in particular, are maintaining their high growth rate and will continue to sustain the global economy, although China is tightening credit and adopting control measures on real estate transactions in order to restrain overheating of the economy and is also seeing a moderation of growth rates in its infrastructure investments. There are concerns over inflation and over-appreciation of assets in some emerging markets as capital inflow increases rapidly.

The Japanese economy has been showing recovery with higher exports to U.S. and Europe and the rebound of personal consumption of home appliances and automobiles. At the end of the previous quarter, the rate of recovery had been stalled somewhat with the weak global outlook of the economy and concerns for the strong yen having a negative impact on the level of corporate activity. During the third quarter, however, the rate of recovery stabilized once again due to policy incentives carried out on a global scale, which led to a recovery of the once depressed stock market.

The international commodity markets including crude oil and metal resources indicated a strong trend for the quarter due in part to increasing capital inflows caused by the weaker dollar and decreasing prospects of reversal in the trending recovery of the global economy. The price of WTI crude oil has regained the level of $90 per barrel as of the end of December. Despite the relative strength of the Japanese yen, the Nikkei index recovered to the ¥10,300 level at the end of the quarter and the ¥10,500 level at the beginning of the year reflecting the monetary easing policy and new stimulus policy in Japan as well as the rebound in the overseas equity markets.

Our operating environment will continue to be shaped by the expectation of a continued, moderate rate of recovery in the global economy fueled by the strong growth in the emerging countries and resource rich countries. The global economy continues to face the downside risk of high unemployment and the fiscal and financial problems in parts of Europe. There are also potentially negative effects on the economic activities in the advanced countries that may be caused by rising commodity prices, a trend supported by the capital inflow and growing demand for commodities in the emerging markets. Close monitoring of the dynamics of the commodity markets, financial markets and economic conditions, as well as navigating through such risks, remains to be critical.

(2) Operating Results (Comparison between the nine-month periods ended December 31, 2010 and 2009)

Mitsui & Co., Ltd. (“Mitsui”) and its subsidiaries (collectively “we”) posted net income attributable to Mitsui & Co., Ltd. of ¥275.8 billion, an increase of ¥182.8 billion from ¥93.0 billion for the corresponding nine-month period of the previous year. Major developments during the periods were as follows:

•

Despite the fact that recovery of the real economy was uneven depending on region and industry, the global economy continued to recover supported by strong economic growth in developing countries, in particular Asian countries. In this economic environment, the Mineral & Metal Resources and the Energy segments reported sharp increases in gross profit reflecting a run-up in iron ore and oil prices. Some of the non-commodity segments, such as the Foods & Retail Segment which recorded mark-to-market valuation losses on commodity derivative contracts, the Consumer Service & IT Segment in which the real estate and the IT service related businesses reflected the Japanese economic downturn, as well as the Chemical Segment in which trading activities in petrochemicals underperformed, posted declines in gross profit from the corresponding nine-month period of the previous year.

•

In addition to the increase in gross profit, equity in earnings of associated companies increased sharply reflecting a run-up in commodity prices as well as increase in sales volume. On the other hand, reversal of deferred tax liabilities for undistributed retained earnings declined by approximately ¥6.0 billion compared to the corresponding nine-month period of the previous year reflecting a decline in dividends received from associated companies.

•

All segments posted increases in net income attributable to Mitsui & Co., Ltd. including increases in the Mineral & Metal Resources and the Energy segments attributable to higher commodity prices and additional production. This reflected the recovery in prices and trade volume, as well as the reversal effect of impairment losses on securities, long-lived assets and goodwill recorded in the corresponding nine-month period of the previous year.

(3) Operating Results (Comparison between the three-month periods ended December 31, 2010 and 2009)

We posted net income attributable to Mitsui & Co., Ltd. of ¥92.6 billion, an increase of ¥72.4 billion from ¥20.2 billion for the corresponding three-month period of the previous year. Major developments during the periods were as follows:

•

Despite the fact that recovery of the real economy was uneven depending on region and industry, the global economy continued to recover supported by strong economic growth in developing countries in particular Asian countries. Against the backdrop of such rising demand in those developing countries, gross profit increased mainly thanks to the contribution of the Mineral & Metal Resources and the Energy segments with sharp increases in gross profit reflecting a run-up in iron ore and oil prices. Some of the non-commodity segments, such as the Consumer Service & IT Segment, which endured a downturn in the real estate business due to the sluggish domestic economy and experienced weak sales in the electronics and the liquid crystal display-related businesses, reflecting lower sales prices, and the Foods & Retail Segment, which recorded mark-to-market valuation losses on commodity derivative contracts, posted declines in gross profit from the corresponding three-month of the previous year.

•

In addition to the increase in gross profit, equity in earnings of associated companies increased sharply. While the Machinery & Infrastructure Projects Segment recorded a deterioration of mark-to-market valuation gains and losses, such as those on long-term power derivative contracts, the Mineral & Metal Resources and the Energy segments posted sharp increases in earnings reflecting a run-up in iron ore prices and energy prices as well as increases in shipments.

•

The Energy and Mineral & Metal Resources Segment again led the way thanks to a further run-up in prices of iron ore and energy. All other segments excluding the Foods & Retail and the Consumer Service & IT Segment, posted increases in net income attributable to Mitsui & Co., Ltd., reflecting increases in prices and trade volume, as well as the reversal effects of impairment losses on securities, goodwill and long-lived assets recorded in the corresponding three-month period of the previous year.

(4) Financial Condition

Total assets as of December 31, 2010 were ¥8.6 trillion, an increase of ¥0.2 trillion from ¥8.4 trillion as of March 31, 2010.

Current assets increased by ¥0.2 trillion due to an increase in trade receivables and inventory reflecting seasonal increases and recovery in prices and markets. Investments and plant, property and equipment (“PPE”) was equivalent to the level of March 31, 2010. Increases of new investments were offset by a drop in equity prices, as well as the appreciation of the Japanese yen against the U.S. dollar and the euro. Total Mitsui & Co., Ltd. shareholders’ equity as of December 31, 2010 was ¥2.3 trillion, an increase of ¥0.1 trillion from March 31, 2010. This reflects an increase in retained earnings despite the aforementioned appreciation of the Japanese yen against foreign currencies as well as lower equity prices. The net debt-to-equity Ratio (“Net DER”) (*1) as of December 31, 2010 was 0.87 times.

(1*)	See “4. Financial Condition and Cash Flows” regarding “Net DER.”

(5) Cash Flow Statement

Net cash provided by operating activities for the nine-month period ended December 31, 2010 was ¥369.7 billion. Net cash provided by operating activities was comprised of operating income of ¥248.6 billion and dividends received of ¥127.3 billion, including those from associated companies. Net cash used in investing activities for the nine-month period ended December 31, 2010 was ¥402.5 billion due mainly to expansion-related expenditures for natural resources in the Energy and the Mineral & Metal Resources segments and the acquisition of natural-gas-fired power stations in Mexico. Accordingly, free cash flow (*1) for the nine-month period ended December 31, 2010 represented in a net outflow of ¥32.8 billion.

(*1)	Sum of net cash flow for operating activities and cash flow for investing activities

2. Results of Operations for the Nine-month Period Ended December 31, 2010

(1) Analysis of Consolidated Income Statements (Comparison between the nine-month periods ended December 31, 2010 and 2009)

Revenues

Total revenues for the nine-month period ended December 31, 2010 were ¥3,373.8 billion, an increase of ¥391.4 billion from ¥2,982.4 billion for the corresponding nine-month period of the previous year.

Revenues from sales of products for the nine-month period ended December 31, 2010 were ¥2,979.7 billion, an increase of ¥381.0 billion from ¥2,598.7 billion for the corresponding nine-month period of the previous year, as a result of the following:

•

The Mineral & Metal Resources Segment reported an increase of ¥147.2 billion in revenues. Reflecting higher iron ore prices, Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui-Itochu Iron Pty. Ltd. (Australia) reported increases of ¥72.1 billion and ¥22.4 billion, respectively.

•

The Energy Segment reported an increase of ¥118.7 billion. Reflecting higher oil prices and volume, in addition to oil and gas production businesses, Mitsui Oil (Asia) Hong Kong Ltd. (Hong Kong) and Mitsui Oil Co., Ltd. (Japan) reported increases of ¥41.0 billion and ¥33.4 billion, respectively.

•

The Iron & Steel Products Segment and the Foods & Retail Segment reported increases of ¥45.6 billion primarily attributable to an increase in steel products export business for emerging countries, and of ¥42.2 billion due to increase in sales volume of grains, respectively.

•

The Europe, the Middle East and Africa Segment and the Asia Pacific Segment reported increases of ¥27.1 billion and ¥26.0 billion, respectively, reflecting the recovery in chemical as well as iron and steel products markets.

•	The Americas Segment reported a decline of ¥49.0 billion mainly due to the reclassification of Steel Technologies Inc. (United States) from subsidiary to associated company.

Revenues from sales of services and other sales for the nine-month period ended December 31, 2010 were ¥274.6 billion and ¥119.5 billion, respectively, a decline of ¥4.9 billion and an increase of ¥15.3 billion, respectively, from the corresponding nine-month period of the previous year. The increase of other sales was mainly attributable to a contribution from MT Falcon Holdings Company, S.A.P.I. de C.V. (Mexico), which was newly established to acquire natural-gas-fired power stations in Mexico.

Gross Profit

Gross profit for the nine-month period ended December 31, 2010 was ¥653.4 billion, an increase of ¥132.8 billion from ¥520.6 billion for the corresponding nine-month period of the previous year as a result of the following:

•

The Mineral & Metal Resources Segment reported an increase of ¥84.9 billion in gross profit. Reflecting higher iron ore prices, Mitsui Iron Ore Development Pty. Ltd. and Mitsui-Itochu Iron Pty. Ltd. reported increases of ¥64.3 billion and ¥16.5 billion, respectively.

•

The Energy Segment reported an increase of ¥46.5 billion in gross profit. Due to an increase in both oil prices and production, increases in gross profit recorded by Mitsui Oil Exploration Co., Ltd. (Japan), Mitsui E&P Middle East B.V. (Netherlands) and Mitsui E&P Australia Pty Limited (Australia) were ¥15.8 billion, ¥9.2 billion and ¥4.7 billion, respectively. Furthermore, Mitsui Oil Co., Ltd. (Japan) and Mitsui Coal Holdings Pty. Ltd. (Australia) reported increases of ¥8.4 billion and ¥7.9 billion, due to solid market conditions and higher coal prices, respectively.

•

The Iron & Steel Products Segment also reported an increase of ¥5.3 billion in gross profit reflecting robust demand in Asia and a recovery of demand for automotive and home appliance sectors in Japan.

•

The Foods & Retail Segment reported a decline of ¥7.5 billion in gross profit due to mark-to-market valuation losses on commodity derivative contracts. The Consumer Service & IT Segment reported a decline of ¥4.8 billion mainly attributable to low consumer spending. The Logistics & Financial Markets and Chemical segments also reported declines due to underperforming trading activities in commodity derivatives and petrochemicals, respectively.

•

The Americas Segment, the Europe, the Middle East and Africa Segment and Asia Pacific Segment reported increases of ¥0.8 billion, ¥3.3 billion and ¥3.1 billion, respectively, mainly in chemicals as well as iron and steel products areas, reflecting economic recovery to varying degrees in each area.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine-month period ended December 31, 2010 were ¥398.4 billion, an increase of ¥1.6 billion from ¥396.8 billion for the corresponding nine-month period of the previous year.

The table below provides a breakdown of selling, general and administrative expenses used for our internal review.

Billions of Yen

	Personnel	Welfare	Travel	Entertainment	Communication
Nine-month period ended December 31, 2010	200.7	8.8	22.3	6.2	36.9
Nine-month period ended December 31, 2009	201.6	8.4	19.6	6.3	35.6
Change	(0.9)	0.4	2.7	(0.1)	1.3

	Rent	Depreciation	Tax	Others	Total
Nine-month period ended December 31, 2010	14.0	12.5	5.6	91.4	398.4
Nine-month period ended December 31, 2009	15.1	11.0	7.2	92.0	396.8
Change	(1.1)	1.5	(1.6)	(0.6)	1.6

•

Personnel expenses were ¥200.7 billion, a decline of ¥0.9 billion from ¥201.6 billion for the corresponding nine-month period of the previous year. This decline is mainly attributable to a decline in net periodic pension costs reflecting amortization of actuarial losses related to plan assets.

•

Travel expenses were ¥22.3 billion, an increase of ¥2.7 billion from ¥19.6 billion for the corresponding nine-month period of the previous year. This was due to the reversal of limitations on overseas business trips triggered by the H1N1 influenza pandemic that were imposed during the corresponding nine-month period of the previous year.

•	Other expenses were ¥91.4 billion, a slight decline from ¥92.0 billion for the corresponding nine-month period of the previous year.

The table below provides selling, general and administrative expenses broken down by operating segment.

Billions of Yen

Operating Segment	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Nine-month period ended December 31, 2010	23.0	13.3	57.5	35.1	45.5	48.2	43.2	21.8
Nine-month period ended December 31, 2009	24.1	11.5	55.6	37.2	42.2	46.8	47.2	21.4
Change	(1.1)	1.8	1.9	(2.1)	3.3	1.4	(4.0)	0.4

Operating Segment	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All other	Adjustments and Eliminations	Consolidated Total
Nine-month period ended December 31, 2010	38.0	13.4	18.7	357.7	4.6	36.1	398.4
Nine-month period ended December 31, 2009	41.8	14.7	18.2	360.7	3.8	32.3	396.8
Change	(3.8)	(1.3)	0.5	(3.0)	0.8	3.8	1.6

•

The Energy Segment and the Machinery & Infrastructure Projects Segment reported increases, while the reclassification of Steel Technologies Inc. from subsidiary to associated company resulted in a decline for the Americas Segment. The Consumer Service & IT Segment also reported a decline mainly due to the reclassification of IT subsidiaries.

Provision for Doubtful Receivables

Provision for doubtful receivables for the nine-month period ended December 31, 2010 was ¥6.4 billion, a decline of ¥3.1 billion from ¥9.5 billion for the corresponding nine-month period of the previous year. Provisions for both periods represented increases in aggregate reserves for individually small receivables.

Interest Expense, Net of Interest Income

Interest expense, net of interest income, for the nine-month period ended December 31, 2010 was ¥0.7 billion, a decline of ¥9.1 billion from ¥9.8 billion for the corresponding nine-month period of the previous year. This was due mainly to lower Japanese yen and U.S. dollar interest rates. The following table provides the periodic average of 3 month Libor of the Japanese yen and the U.S. dollar for the nine-month periods ended December 31, 2010 and 2009.

	Periodic average of 3 month Libor (%p.a.)
	Nine-month period ended December 31,
	2010	2009
Japanese yen	0.22	0.40
U.S. dollar	0.37	0.46

Dividend Income

Dividend income for the nine-month period ended December 31, 2010 was ¥39.6 billion, an increase of ¥11.7 billion from ¥27.9 billion for the corresponding nine-month period of the previous year.

Reflecting an increase in oil-linked LNG prices due to a run-up in oil prices and dividend coming in from the Sakhalin II project, dividend income from five LNG projects in Abu Dhabi, Qatar, Oman, Equatorial Guinea and Sakhalin was ¥23.8 billion in total, an increase of ¥8.9 billion from the corresponding nine-month period of the previous year.

Gain on Sales of Securities

Gain on sales of securities for the nine-month period ended December 31, 2010 was ¥5.1 billion, a decline of ¥2.7 billion from ¥7.8 billion for the corresponding nine-month period of the previous year. There were miscellaneous small transactions in both periods.

Loss on Write-Downs of Securities

Loss on write-downs of securities for the nine-month period ended December 31, 2010 was ¥11.8 billion, a decline of ¥31.2 billion from ¥43.0 billion for the corresponding nine-month period of the previous year.

Reflecting an other-than-temporary decline related to the foreign exchange translation loss in the investment value of the current portion of preferred shares of Valepar S.A., the Mineral & Metal Resources Segment recorded an impairment loss of ¥3.1 billion for the nine-month period ended December 31, 2010. A ¥20.0 billion impairment loss on preferred shares in Japan Airlines Corporation in the Machinery & Infrastructure Projects Segment and a ¥15.1 billion loss on shares in Seven & i Holdings Co., Ltd. in the Foods & Retail Segment were recorded for the corresponding nine-month period of the previous year.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the nine-month period ended December 31, 2010 was a gain of ¥0.9 billion, an increase of ¥0.4 billion from a gain of ¥0.5 billion for the corresponding nine-month period of the previous year. There were miscellaneous small transactions in both periods.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the nine-month period ended December 31, 2010 was ¥3.1 billion, a decline of ¥3.5 billion from ¥6.6 billion for the corresponding nine-month period of the previous year. In the Energy Segment, MOEX offshore 2007 LLC (United States), a subsidiary of Mitsui Oil Exploration Co., Ltd., recorded an impairment loss on mineral rights related to the Mississippi Canyon 252 lease in the Gulf of Mexico for the nine-month period ended December 31, 2010. A prolonged downturn in railway freight transport in Europe resulted in impairment losses on intangible assets of ¥2.9 billion at Mitsui Rail Capital Europe B.V. (Netherlands) in the Machinery & Infrastructure Projects Segment for the corresponding nine-month period of the previous year.

Impairment Loss of Goodwill

There was no impairment loss of goodwill for the nine-month period ended December 31, 2010. An impairment loss of ¥9.6 billion was recorded for the corresponding nine-month period of the previous year including losses of ¥3.1 billion at Mitsui Rail Capital Europe B.V., ¥3.1 billion at AFC HoldCo, LLC (United States), an automotive retail finance subsidiary, and ¥2.9 billion at SunWize Technologies, Inc. (United States), a retailer and installer of photovoltaic systems, in the Americas Segment.

Other Expenses—Net

Other expenses-net for the nine-month period ended December 31, 2010 were a loss of ¥2.9 billion, an improvement of ¥3.2 billion from a loss of ¥6.1 billion for the corresponding nine-month period of the previous year.

•

For the nine-month period ended December 31, 2010, in the Mineral & Metal Resources Segment, Mitsui recorded a ¥4.6 billion profit on foreign exchange derivative contracts, intended to reduce exposure to the fluctuating foreign exchange rate at the iron ore mining operation, and Mitsui Oil Exploration Co., Ltd. in the Energy Segment reported foreign exchange fluctuation profits of ¥3.4 billion. Meanwhile, in the Consumer Service & IT Segment, a loss allowance for office development business in Japan was recorded by Mitsui, and in the Energy Segment, an exploration expense of ¥4.4 billion was recorded by Mitsui E&P Mozambique Area 1 Limited (United Kingdom) and an exploration expense related to the Mississippi Canyon 252 lease in the Gulf of Mexico was recorded by MOEX offshore 2007 LLC. The Logistics & Financial Markets Segment recorded a foreign exchange loss of ¥10.4 billion on commodity trading activities, which corresponded to a related gross profit in the same segment.

•

For the corresponding nine-month period of the previous year, Mitsui recorded foreign exchange losses of ¥10.2 billion including a loss of ¥8.3 billion on commodity trading activities in the Logistics & Financial Markets Segment, which corresponded to a related gross profit in the same segment. In addition, in the Energy Segment, Mitsui Oil Exploration Co., Ltd. and Mitsui E&P Australia Pty Limited respectively recorded exploration expenses of ¥9.5 billion and ¥3.2 billion. In the Mineral & Metal Resources Segment, Mitsui Raw Material Development Pty. Ltd. (Australia) reported a foreign exchange fluctuation profit of ¥6.1 billion on borrowings denominated in U.S. dollars.

Income Taxes

Income taxes for the nine-month period ended December 31, 2010 were ¥148.8 billion, an increase of ¥87.0 billion from ¥61.8 billion for the corresponding nine-month period of the previous year. This change was mainly attributable to an increase in “income from continuing operations before income taxes and equity in earnings” and “equity earnings of associated companies-net,” as well as a decline of approximately ¥6.0 billion in reversal of deferred tax liabilities related to dividends received from associated companies from approximately ¥24.0 billion for the corresponding nine-month period of the previous year (*).

The effective tax rate on “income from continuing operations before income taxes and equity in earnings” for the nine-month period ended December 31, 2010 was 54.0%, a decline of 27.9 percentage points from 81.9% for the corresponding nine-month period of the previous year. The decline in effective tax rate is primarily attributable to a decline in the ratio of income tax effect recorded for equity in earnings and establishment of valuation allowances for deferred tax assets against “income from continuing operations before income taxes and equity in earnings.”

(*)	We record deferred tax liabilities on undistributed retained earnings of associated companies based on the assumption that we would sell investments in associated companies in the future. At the time of profit distribution from associated companies, we reverse the deferred tax liabilities while recording a tax expense on the dividends received. In a case where a major portion of dividends received is treated as non-taxable, such as the tax treatment under Japanese tax law, tax expenses on dividends received are smaller than the reversal amount of the deferred tax liabilities, and the balance is credited to tax expenses.

Equity in Earnings of Associated Companies—Net

Equity in earnings of associated companies for the nine-month period ended December 31, 2010 was ¥171.5 billion, an increase of ¥79.9 billion from ¥91.6 billion for the corresponding nine-month period of the previous year as a result of the following:

•

Increases of ¥28.8 billion were recorded at Valepar S.A. (Brazil), reflecting a boost in earnings at its investee, Vale S.A. (“Vale”), mainly due to increases in prices and shipments of iron ore, and of ¥19.0 billion at Robe River Mining Company (Australia), an investment vehicle company for our Australian iron ore mining business, reflecting higher iron ore prices, and also of ¥5.2 billion at Compania Minera Dona Ines de Collahuasi SCM (Chile) due to higher copper prices. JA Mitsui Leasing, Ltd. (Japan) reported an increase of ¥4.5 billion in earnings due to a decrease in provision for doubtful receivables and reversal of reserves for doubtful receivables.

•	An increase was recorded at Japan Australia LNG (MIMI) Pty. Ltd. (Australia) mainly due to higher LNG prices linked to oil prices.

•

Overseas power production businesses reported a decline of ¥12.0 billion in earnings. Mainly due to the rise in power prices in the U.K., mark-to-market valuation gains and losses such as those on long-term power derivative contracts declined by ¥10.7 billion from the corresponding nine-month period of the previous year.

•

Impairment loss on investment in the Nibancho Center Building Project, a real estate business, was reported in the Consumer Service & IT Segment for the nine-month period ended December 31, 2010. Due to a decline in stock price, a ¥7.3 billion impairment loss on investment in Moshi Moshi Hotline, Inc. was recorded in the same segment for the corresponding nine-month period of the previous year.

Loss from Discontinued Operations—Net (After Income Tax Effect)

Loss from discontinued operations for the nine-month period ended December 31, 2010 was nil, an improvement from a loss of ¥0.5 billion for the corresponding nine-month period of the previous year. MitEnergy Upsteam LLC (United States) was the major discontinued operation for the corresponding nine-month period of the previous year.

Net Income before attribution of Noncontrolling Interests

As a result of the above factors, net income before attribution of noncontrolling interests for the nine-month period ended December 31, 2010 was ¥298.4 billion, an increase of ¥193.7 billion from ¥104.7 billion for the corresponding nine-month period of the previous year.

Net Income attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests for the nine-month period ended December 31, 2010 was ¥22.6 billion, an increase of ¥10.9 billion from ¥11.7 billion for the corresponding nine-month period of the previous year. Mitsui Oil Exploration Co., Ltd. reported an increase of ¥7.0 billion. The main factors were an increase in net income before attribution of noncontrolling interests, as well as a reversal effect of third party share of exploration expense posted in other expenses-net for the corresponding nine-month period of the previous year.

Net Income attributable to Mitsui & Co., Ltd.

As a result, net income attributable to Mitsui & Co., Ltd for the nine-month period ended December 31, 2010 was ¥275.8 billion, an increase of ¥182.8 billion from ¥93.0 billion for the corresponding nine-month period of the previous year.

(2) Operating Results by Operating Segment

Westport Petroleum, Inc. (United States) was previously included in the Americas Segment, but was transferred to the Energy Segment in the three-month period ended September 30, 2010. The operating segment information for the corresponding nine-month period ended December 31, 2009 has been restated to conform to the current year presentation.

Iron & Steel Products Segment

Gross profit for the nine-month period ended December 31, 2010 was ¥30.0 billion, an increase of ¥5.3 billion from ¥24.7 billion for the corresponding nine-month period of the previous year. Supported by steady demand in Asia, Regency Steel Asia Pte Ltd. (Singapore) recorded a solid performance. A recovery in demand for automotive and home appliances, supported by Eco-car tax reduction and Eco points, contributed to the increase in gross profit at Mitsui & Co. Steel Ltd. (Japan) although overall domestic sales remained sluggish, especially for construction.

Operating income for the nine-month period ended December 31, 2010 was ¥6.7 billion, an increase of ¥7.0 billion from a loss of ¥0.3 billion for the corresponding nine-month period of the previous year, reflecting the increase in gross profit and the decline in selling, general and administration and provision for doubtful receivables.

Equity in earnings of associated companies for the nine-month period ended December 31, 2010 was ¥3.2 billion, an increase of ¥0.1 billion from ¥3.1 billion for the corresponding nine-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2010 was ¥6.1 billion, an increase of ¥4.1 billion from ¥2.0 billion for the corresponding nine-month period of the previous year.

Mineral & Metal Resources Segment

Gross profit for the nine-month period ended December 31, 2010 was ¥136.7 billion, a substantial increase of ¥84.9 billion from ¥51.8 billion for the corresponding nine-month period of the previous year. The main factor contributing to the increase was higher prices for iron ore. Starting from this year, the pricing system for mining companies and steelmakers shifted from a four-decade-old pricing system based on annual fixed-price contracts to prices based on the spot market on a shorter term basis such as on a quarterly basis. Anticipating that global demand for iron ore would pick up with the global economy showing signs of recovery, led by consistent increases in demand in China, spot prices continued to increase from October 2009 until they peaked in April 2010. After slipping back to levels that were seen at the beginning of 2010, spot prices again crept up during July through December 2010.

Accordingly, representative contract prices for products sold during the nine-month period ended December 31, 2010 based on a daily average of short-term references during December 1, 2009 through August 31, 2010 were settled at levels substantially higher than the prevailing annual fixed contract prices as well as short-term market references during the corresponding nine-month period of the previous year. Consequently, the increases in gross profit recorded by Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd. were ¥64.3 billion and ¥16.5 billion, respectively. Furthermore, increases in prices of non-ferrous metals also contributed to the increase in gross profit.

Operating income for the nine-month period ended December 31, 2010 was ¥123.6 billion, an increase of ¥83.4 billion from ¥40.2 billion for the corresponding nine-month period of the previous year, reflecting the increase in gross profit.

Equity in earnings of associated companies for the nine-month period ended December 31, 2010 was ¥84.5 billion, an increase of ¥58.9 billion from ¥25.6 billion for the corresponding nine-month period of the previous year. Major factors were as follows:

•

Earnings at Robe River Mining Company were ¥30.3 billion, an increase of ¥19.0 billion from ¥11.3 billion for the corresponding nine-month period of the previous year, reflecting increases in iron ore prices.

•

Compania Minera Dona Ines de Collahuasi SCM recorded earnings of ¥14.4 billion, an increase of ¥5.2 billion from ¥9.2 billion for the corresponding nine-month period of the previous year, reflecting increases in copper prices as well as increases in sales volume. Compania Minera Dona Ines de Collahuasi SCM has a different fiscal year end than that of Mitsui.

•

Valepar S.A. posted earnings of ¥36.9 billion, an increase of ¥28.8 billion from ¥8.1 billion for the corresponding nine-month period of the previous year, reflecting an increase in earnings at Vale mainly due to an increase in prices and shipped volume of iron ore. As the fiscal year of Valepar S.A. commences on January 1 and ends on December 31 of each year, we recognize their profit and loss with a three month time lag.

Net income attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2010 was ¥124.1 billion, a substantial increase of ¥77.8 billion from ¥46.3 billion for the corresponding nine-month period of the previous year. In addition to the above factors, the following contributed to the earnings for the period:

•

Reflecting an other-than-temporary decline related to the foreign exchange translation loss in the investment value of the current portion of preferred shares of Valepar S.A., this segment recorded an impairment loss of ¥3.1 billion.

•

Other expenses—net included a foreign exchange profit of ¥1.9 billion related to borrowings denominated in U.S. dollars at Mitsui Raw Material Development Pty. Limited, a ¥4.6 billion profit on foreign exchange derivative contracts at Mitsui intended to reduce exposure to the fluctuating foreign exchange rate at iron ore producing businesses in Australia and a foreign exchange loss of ¥1.5 billion at iron ore producing businesses in Australia. A foreign exchange profit of ¥6.1 billion at Mitsui Raw Materials Development Pty. Limited and a foreign exchange loss of ¥2.9 billion at iron ore producing businesses in Australia were recorded for the corresponding nine-month period of the previous year.

•

Reversal of deferred tax liabilities on undistributed retained earnings of associated companies, including Robe River Mining Company, at the time of profit distribution declined by approximately ¥5.0 billion from the corresponding nine-month period of the previous year.

Machinery & Infrastructure Projects Segment

Gross profit for the nine-month period ended December 31, 2010 was ¥68.7 billion, an increase of ¥2.9 billion from ¥65.8 billion for the corresponding nine-month period of the previous year.

•

The Infrastructure Projects Business Unit reported an increase of ¥0.7 billion in gross profit due to a contribution from MT Falcon Holdings Company, S.A.P.I. de C.V., which acquired natural-gas-fired power stations in Mexico, while execution of plant business declined at Mitsui and there was a reversal effect of volume sales performed for the corresponding nine-month period of the previous year at Mitsui & Co. Plant Systems, Ltd. (Japan).

•	The Motor Vehicles Business Unit reported an increase of ¥3.7 billion in gross profit, due mainly to solid performance at automotive-related subsidiaries overseas.

•

The Marine & Aerospace Business Unit reported a decline of ¥1.4 billion in gross profit, mainly due to the reversal effect of gain on sales of vessels recorded in the corresponding nine-month period of the previous year. While demand for bulk freighters fluctuated reflecting demand for iron ore in China, difficult market conditions influenced by a possible oversupply of vessels to be built in coming years affected the operation and chartering of vessels and the trading of used vessels.

Operating income for the nine-month period ended December 31, 2010 was ¥5.6 billion, a decline of ¥0.7 billion from ¥6.3 billion for the corresponding nine-month period of the previous year. While gross profit increased, Mt Falcon Holdings, S.A.P.I. de C.V. reported an increase in selling, general and administrative expenses and P.T. Bussan Auto Finance (Indonesia) reported an increase in provision for doubtful receivables.

Equity in earnings of associated companies for the nine-month period ended December 31, 2010 was ¥21.9 billion, a decline of ¥3.7 billion from ¥25.6 billion for the corresponding nine-month period of the previous year.

•

Overseas power producers, such as IPM (UK) Power Holdings Limited (Gibraltar), IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia), reported equity in earnings of ¥7.2 billion in total, a decline of ¥11.3 billion from ¥18.5 billion for the corresponding nine-month period of the previous year. Mainly due to the rise in power prices in the U.K., mark-to-market valuation gains and losses, such as those on long-term power derivative contracts, declined by ¥9.9 billion from the corresponding nine-month period of the previous year.

•

The Motor Vehicles Business Unit reported an increase of ¥2.8 billion from the corresponding nine-month period of the previous year due to solid performance at both automotive-related and construction and mining machinery-related businesses mainly in emerging economies, including P.T. Yamaha Indonesia Motor Manufacturing (Indonesia), a motorcycle manufacturing and distributing company.

•

The Marine & Aerospace Business Unit reported an increase of ¥3.8 billion from the corresponding nine-month period of the previous year. The main cause of the increase was the reversal effect of an impairment loss of ¥3.9 billion on its holdings of an associated company chartering LNG vessels recorded for the corresponding nine-month period of the previous year, due to a subdued market.

Net income attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2010 was ¥15.7 billion, an increase of ¥5.7 billion from ¥10.0 billion for the corresponding nine-month period of the previous year. In addition to the above-mentioned factors, there were also the following factors:

•

For the corresponding nine-month period of the previous year, a loss of ¥20.0 billion on write-downs of all of its preferred shares in Japan Airlines Corporation, and impairment losses on intangible assets and goodwill of ¥2.9 billion and ¥3.1 billion, respectively, at Mitsui Rail Capital Europe B.V. due to a prolonged downturn in railway freight transport in Europe, were recorded.

•

Reversal of deferred tax liabilities on undistributed retained earnings of associated companies at the time of profit distribution declined by approximately 4.0 billion from the corresponding nine-month period of the previous year.

Chemicals Segment

Gross profit for the nine-month period ended December 31, 2010 was ¥47.9 billion, a decline of ¥1.7 billion from ¥49.6 billion for the corresponding nine-month period of the previous year.

•

The Basic Chemicals Business Unit reported a decline of ¥3.9 billion in gross profit. This was mainly due to underperforming trading activities for basic petrochemical products and intermediate of polyvinyl chloride (PVC), both being affected by a decline in volume primarily attributable to production troubles at suppliers, and by cost increases in charter fees for the related vessels. On the other hand, Shark Bay Salt Pty. Ltd. (Australia), a salt manufacturing company, recorded an increase of ¥1.1 billion in gross profit due mainly to increases in sales volume.

•

The Performance Chemicals Business Unit reported an increase of ¥2.2 billion in gross profit. While P.T. Kaltim Pasifik Amoniak (Indonesia), an ammonia manufacturing and marketing joint venture, recorded an increase of ¥3.3 billion in gross profit due to an increase in both prices and volume of ammonia compared to the corresponding nine-month period of the previous year, Mitsui Bussan Plastics Trade Co., Ltd. (Japan), a domestic trading company for plastics and chemicals, showed a solid performance due to an increase in demand for automotive parts and electronics mainly from China.

Operating income for the nine-month period ended December 31, 2010 was ¥13.2 billion, an increase of ¥1.8 billion from ¥11.4 billion for the corresponding nine-month period of the previous year. The decline in gross profit was offset with a decline in selling, general and administrative expenses.

Equity in earnings of associated companies for the nine-month period ended December 31, 2010 was ¥3.2 billion, an increase of ¥2.1 billion from ¥1.1 billion for the corresponding nine-month period of the previous year. This was mainly due to an increase of ¥1.6 billion in earnings at International Methanol Company (Saudi Arabia), a methanol manufacturing joint venture, reflecting improvement in prices of methanol.

Net income attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2010 was ¥8.1 billion, an increase of ¥1.5 billion from ¥6.6 billion for the corresponding nine-month period of the previous year. In addition to the above-mentioned factors, reversal of deferred tax liabilities on undistributed earnings of associated companies at the time of profit distribution declined from the corresponding nine-month period of the previous year.

Energy Segment

Anticipating that global demand for oil would pick up with the global economy showing signs of recovery driven by emerging countries, and a gradual resurgence of speculative funds flowing into energy markets, oil prices (WTI) recovered to US$86 per barrel in April 2010. WTI dropped back to US$60 per barrel due to prospects of slower economic recovery in the advanced countries triggered by fiscal problems in European countries such as Greece and concerns over easing of the high growth rates in emerging economies.

In an adjustment to this pessimistic trend, and an influx of speculative funds to the energy market with depreciation of the U.S. dollar, the WTI future market recovered to US$90 per barrel in December 2010.

Accordingly, Japan Crude Cocktail (JCC) recorded US$80 per barrel in April 2010 to US$86 per barrel in December 2010.

The JCC price trend is generally reflected in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment with a zero to six-month time lag.

Considering these time lags, Mitsui periodically calculates the weighted average JCC price applied to the operating results of those oil and gas producing subsidiaries and associated companies for internal review purposes. Such weighted average JCC prices for the nine-month period ended December 31, 2010 and 2009 were US$79 per barrel and US$57 per barrel, respectively.

Gross profit for the nine-month period ended December 31, 2010 was ¥152.4 billion, an increase of ¥46.5 billion from ¥105.9 billion for the corresponding nine-month period of the previous year primarily due to the following:

•

Due to higher oil prices and increase of production, Mitsui Oil Exploration Co., Ltd. and Mitsui E&P Middle East B.V. reported increases of ¥15.8 billion and ¥9.2 billion, respectively. Due to higher oil prices, Mitsui E&P Australia Pty Limited reported an increase of ¥4.7 billion.

•

The price on sales of typical Australian premium hard coking coal for the nine-month period ended December 31, 2010 increased by approximately 65% from the annual contract price of US$128 per ton FOB for the corresponding nine-month period of the previous year. At the same time thermal coal prices increased by around 40% from the annual contract price of US$71 per ton FOB for the corresponding nine-month period of the previous year. For the nine-month period ended December 31, 2010, gross profit at Mitsui Coal Holdings Pty. Ltd. increased by ¥7.9 billion, reflecting higher coal prices, which were partly offset by higher Australian dollar against the U.S. dollar.

•	Mitsui Oil Co., Ltd. recorded an increase of ¥8.4 billion in gross profit due to solid market conditions.

Operating income for the nine-month period ended December 31, 2010 was ¥106.4 billion, an increase of ¥42.9 billion from ¥63.5 billion for the corresponding nine-month period of the previous year.

Equity in earnings of associated companies for the nine-month period ended December 31, 2010 was ¥35.1 billion, an increase of ¥11.2 billion from ¥23.9 billion for the corresponding nine-month period of the previous year. An increase at Japan Australia LNG (MIMI) Pty. Ltd. was recorded due to higher LNG prices linked to oil prices.

Net income attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2010 was ¥94.3 billion, an increase of ¥42.2 billion from ¥52.1 billion for the corresponding nine-month period of the previous year. In addition to the above-mentioned developments, there were also the following factors:

•

Dividends from five LNG projects (Abu Dhabi, Qatar, Oman, Equatorial Guinea and Sakhalin II) were ¥23.8 billion in total, an increase of ¥8.9 billion from the corresponding nine-month period of the previous year, reflecting higher oil-linked LNG prices and dividend coming in from the Sakhalin II project from this three-month period ended December 31, 2010.

•

Other expenses-net improved by ¥3.1 billion due to a ¥3.4 billion foreign exchange profit reported at Mitsui Oil Exploration Co., Ltd. for the nine-month period ended December 31, 2010 and the reversal effect of exploration expenses reported in the corresponding nine-month period of the previous year. Major exploration expenses for the nine-month period ended December 31, 2010 were recorded at Mitsui E&P Mozambique Area 1 and Mitsui Oil Exploration Co., Ltd. of ¥4.4 billion and ¥2.8 billion, respectively. Major exploration expenses for the corresponding nine-month period of the previous year were recorded at Mitsui Oil Exploration Co., Ltd. and Mitsui E&P Australia Pty Limited of ¥9.5 billion and ¥3.2 billion, respectively. The expense item includes an exploration expense related to the Mississippi Canyon 252 lease in the Gulf of Mexico, recorded by MOEX offshore 2007 LLC.

•

Reversal of deferred tax liabilities on undistributed retained earnings of associated companies at the time of profit distribution increased by approximately ¥3.5 billion from the corresponding nine-month period of the previous year.

•

Net income attributable to noncontrolling interests increased by ¥7.0 billion at Mitsui Oil Exploration Co., Ltd. The main factors were an increase in net income before attribution of noncontrolling interests, and the reversal effect of third party share of exploration expense posted in other expenses-net for the corresponding nine-month period of the previous year.

•

This segment recorded an impairment loss on property and equipment and mineral rights at MOEX offshore 2007 LLC, a wholly owned subsidiary of MOEX USA Corporation, which in turn is wholly owned by Mitsui Oil Exploration Co., Ltd., due to the oil spill incident at Mississippi Canyon 252 lease in the Gulf of Mexico for the nine-month period ended December 31, 2010.

Please refer to the description on “7. The Oil Spill Incident of a Drilling Rig in the Gulf of Mexico” on “IV. Consolidated Financial Statements” for details on the oil spill incident of a drilling rig in the Gulf of Mexico.

Foods & Retail Segment

Gross profit for the nine-month period ended December 31, 2010 was ¥56.8 billion, a decline of ¥7.5 billion from ¥64.3 billion for the corresponding nine-month period of the previous year.

•

In the food resources and materials area, this segment recorded mark-to-market valuation losses on commodity derivative contracts due to an increases in commodity prices (*1) and a decline in gross profit in businesses of feed raw materials such as maize.

•

MCM Foods Co., Ltd. (United Kingdom), a vendor of canned food products and groceries in the European market, recorded a decline in gross profit reflecting the poor performance of the canned food products business.

Operating income for the nine-month period ended December 31, 2010 was ¥8.6 billion, a decline of ¥8.7 billion from ¥17.3 billion for the corresponding nine-month period of the previous year. In addition to the decline in gross profit; selling, general and administrative expenses increased.

Equity in earnings of associated companies for the nine-month period ended December 31, 2010 was ¥3.2 billion, a decline of ¥3.2 billion from ¥6.4 billion for the corresponding nine-month period of the previous year. This segment recorded an impairment loss on listed securities in Mikuni Coca-Cola Bottling Co., Ltd. (Japan) for the nine-month period ended December 31, 2010, reflecting a decline in share price (*2). Ventura Foods, LLC (United States), an edible oil and foods company, in which this segment invested through Wilsey Foods, Inc. (United States), recorded a decline in earnings due to contraction in profit margins reflecting strong competition, in comparison to the earnings for the corresponding nine-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2010 was ¥3.9 billion, an improvement of ¥6.7 billion from a net loss of ¥2.8 billion for the corresponding nine-month period of the previous year. In addition to the above mentioned factors, this segment recorded a ¥15.1 billion impairment loss on its holdings in Seven & i Holdings Co., Ltd., reflecting a decline in share price, for the corresponding nine-month period of the previous year.

(*1)	Besides mark-to-market valuation losses on derivative contracts, Mitsui maintained inventories that involved unrealized holding gains.

(*2)	Mitsui records an impairment loss on a marketable security of an associated company if a decline in the value of the security is other-than-temporary. For example, a market decline for a period of nine or more consecutive months leads to the conclusion that the security has an other-than-temporary decline. This impairment loss was recognized since the fair value decline was observed for more than nine consecutive months.

Consumer Service & IT Segment

Gross profit for the nine-month period ended December 31, 2010 was ¥35.0 billion, a decline of ¥4.8 billion from ¥39.8 billion for the corresponding nine-month period of the previous year.

•

The IT Business Unit reported a decline of ¥2.4 billion in gross profit. While the electronics business and liquid crystal display-related business showed solid performance attributable to resilient demand mainly in China, the media business and the IT service business recorded declines in gross profit reflecting the economic downturn in Japan. This unit also recorded a decline in gross profit due to the divestiture of several businesses.

•

The Consumer Service Business Unit reported a decline of ¥2.4 billion in gross profit mainly due to declines in the real estate business and the fashion business amid continued dampened consumer spending in Japan.

Operating loss for the nine-month period ended December 31, 2010 was ¥8.0 billion, a deterioration of ¥0.3 billion from the operating loss of ¥7.7 billion for the corresponding nine-month period of the previous year. The decline in selling, general and administrative expenses partially offset the decline in gross profit.

Equity in earnings of associated companies for the nine-month period ended December 31, 2010 was ¥3.9 billion, an improvement of ¥7.2 billion from ¥3.3 billion in losses for the corresponding nine-month period of the previous year. This segment recorded an impairment loss on investment in the Nibancho Center Building Project, a real estate business, for the nine-month period ended December 31, 2010, while it recorded a ¥7.3 billion impairment loss on listed securities in Moshi Moshi Hotline, Inc., reflecting the decline in share price, for the corresponding nine-month period for the previous year.

Net income attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2010 was ¥0.6 billion, an improvement of ¥5.5 billion from a net loss of ¥4.9 billion for the corresponding nine-month period of the previous year. Other than the above mentioned factors, this segment reported a loss allowance for the office development business in Japan in other expenses-net.

Logistics & Financial Markets Segment

Gross profit for the nine-month period ended December 31, 2010 was ¥28.6 billion, a decline of ¥0.4 billion from ¥29.0 billion for the corresponding nine-month period of the previous year.

•

Due to economic growth in emerging economies mainly in Asia, commodity prices continue their solid performance. However, volatility abated from last summer, and derivatives trading by the Financial Markets Business Unit continued to face a tough environment, after active trading in spring with price fluctuation due to fiscal problems in Europe. Profits corresponding to foreign exchange losses of ¥10.4 billion and of ¥8.3 billion related to the commodity trading business posted in other expenses-net were included in gross profit for the nine-month period ended December 31, 2010 and for the corresponding nine-month period of the previous year, respectively.

•

Due to the reversal effect of gain on sales of a leased office building in the corresponding nine-month period of the previous year, this segment recorded a decline in gross profit in spite of a moderate recovery of the global economy, which was reflected in an increase of sales volumes at the Transportation Logistics Business Unit.

Operating income for the nine-month period ended December 31, 2010 was ¥6.9 billion, an increase of ¥0.3 billion from ¥6.6 billion for the corresponding nine-month period of the previous year.

Equity in earnings of associated companies for the nine-month period ended December 31, 2010 was ¥8.1 billion, an increase of ¥4.4 billion from ¥3.7 billion for the corresponding nine-month period of the previous year. JA Mitsui Leasing, Ltd. (Japan) reported an increase of ¥4.5 billion in earnings due to a decline in provisions for doubtful receivables and reversal of reserves for doubtful receivables.

Net income attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2010 was ¥3.6 billion, an increase of ¥3.2 billion from ¥0.4 billion for the corresponding nine-month period of the previous year. Besides the above-mentioned factors, foreign exchange losses of ¥10.4 billion and of ¥8.3 billion related to the commodity trading business were posted in other expense-net for the nine-month period ended December 31, 2010 and for the corresponding nine-month period of the previous year, respectively.

Americas Segment

Gross profit for the nine-month period ended December 31, 2010 was ¥58.3 billion, an increase of ¥0.8 billion from ¥57.5 billion for the corresponding nine-month period of the previous year.

•

Champions Pipe & Supply, Inc. (United States) increased gross profit by ¥6.9 billion due to increases in volume and prices resulting from robust demand for tubular products for active shale gas developments in addition to the reversal effect of the revaluation loss on inventory recorded in the corresponding nine-month period of the previous year.

•

Novus International, Inc. (United States) recorded a decline in gross profit due to a slight decline in selling prices, reflecting an increase in supply from competitors that have recovered from operational troubles, and appreciation of the Japanese yen, despite an increase in sales volume.

•

MBK Real Estate LLC. (United States) recorded an increase in gross profit due to an increase in home sales volume, reflecting consumers’ strong incentive to buy houses before expiration of the federal tax credit for first homebuyers in June 2010, despite uncertain circumstances, such as the high unemployment rate and inflow of houses for foreclosure sale in the market.

•

Gross profit declined due to the deconsolidation of Steel Technologies Inc. as a result of a transaction in which Mitsui & Co., (U.S.A.), Inc. contributed Steel Technologies Inc. to a newly established holding company, NuMit LLC (United States), a 50% interest of which was subsequently sold to Nucor Corporation, a major electronic furnace steel maker in the United States.

Operating income for the nine-month period ended December 31, 2010 was ¥19.3 billion, an increase of ¥5.7 billion from ¥13.6 billion for the corresponding nine-month period of the previous year. Selling, general and administrative expenses declined due to the aforementioned deconsolidation of Steel Technologies, Inc.

Equity in earnings of associated companies for the nine-month period ended December 31, 2010 was ¥4.8 billion, an increase of ¥3.0 billion from ¥1.8 billion for the corresponding nine-month period of the previous year. In addition to the effect of deconsolidation of Steel Technologies, Inc., United Harvest, LLC contributed to the increase reflecting its strong wheat export business from the United States.

Net income attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2010 was ¥12.5 billion, an increase of ¥19.0 billion from a net loss of ¥6.5 billion for the corresponding nine-month period of the previous year. In addition to the above factors, there are the following factors.

•

There was a reversal effect of a ¥6.5 billion impairment loss including losses recorded at AFC HoldCo, LLC, an automotive retail finance company, and SunWize Technologies, Inc., a distributor of photovoltaic systems, amounting to ¥3.1 billion and ¥2.9 billion, respectively, for the corresponding nine-month period of the previous year.

•

Losses attributable to this segment’s interest in Westport Petroleum, Inc. increased due to a decline in margin resulting from low demand for petroleum products as well as loss allowances for charter contracts for tankers and rental costs for oil tanks.

Europe, the Middle East and Africa Segment

Gross profit for the nine-month period ended December 31, 2010 was ¥14.9 billion, an increase of ¥3.3 billion from ¥11.6 billion for the corresponding nine-month period of the previous year, reflecting steady demand in the chemical products businesses as well as a gain on sale of real estate held for resale.

This segment recorded a ¥1.8 billion operating income for the nine-month period ended December 31, 2010, an increase of ¥6.0 billion from an operating loss of ¥4.2 billion for the corresponding nine-month period of the previous year, reflecting an increase in gross profit and a decline in selling, general and administration and provision for doubtful receivables.

Equity in earnings of associated companies for the nine-month period ended December 31, 2010 was ¥0.1 billion, a decline of ¥0.8 billion from ¥0.9 billion for the corresponding nine-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2010 was ¥0.4 billion, an improvement of ¥4.3 billion from a net loss of ¥3.9 billion for the corresponding nine-month period of the previous year. In addition to the above factors, the segment’s minority interest in Mitsui Rail Capital Europe B.V. posted impairment losses on intangible assets and goodwill for the corresponding nine-month period of the previous year.

Asia Pacific Segment

Gross profit for the nine-month period ended December 31, 2010 was ¥23.2 billion, an increase of ¥3.1 billion from ¥20.1 billion for the corresponding nine-month period of the previous year. Markets for chemicals, iron and steel products gradually recovered in the nine-month period ended December 31, 2010.

Reflecting an increase in gross profit, operating income for the nine-month period ended December 31, 2010 was ¥4.0 billion, an increase of ¥1.9 billion from ¥2.1 billion for the corresponding nine-month period of the previous year.

Equity in earnings of associated companies for the nine-month period ended December 31, 2010 was ¥2.8 billion, an increase of ¥0.1 billion from ¥2.7 billion for the corresponding nine-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2010 was ¥33.7 billion, an increase of ¥14.6 billion from ¥19.1 billion for the corresponding nine-month period of the previous year. The main cause of the increase in net income was attributable to an increase in earnings from the segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd., Mitsui-Itochu Iron Pty. Ltd. and Mitsui Coal Holdings Pty. Ltd.

3. Results of Operations for the Three-month Period Ended December 31, 2010

(1) Analysis of Consolidated Income Statements (Comparison between the three-month periods ended December 31, 2010 and 2009)

Revenues

Total revenues for the three-month period ended December 31, 2010 were ¥1,169.4 billion, an increase of ¥188.1 billion from ¥981.3 billion for the corresponding three-month period of the previous year.

Revenues from sales of products for the three-month period ended December 31, 2010 were ¥1,031.2 billion, an increase of ¥173.6 billion from ¥857.6 billion for the corresponding three-month period of the previous year, as a result of the following:

•

The Mineral & Metal Resources Segment also reported an increase of ¥54.7 billion in revenues. Reflecting higher iron ore prices, Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui-Itochu Iron Pty. Ltd. (Australia) reported increases of ¥23.7 billion and ¥9.5 billion, respectively. In addition, Mitsui reported an increase of ¥13.5 billion in its copper business due to increases in copper prices and volume.

•

The Energy Segment reported an increase of ¥38.4 billion. Reflecting higher oil prices and volume, in addition to oil and gas production businesses, Mitsui Oil (Asia) Hong Kong Ltd. (Hong Kong) and Mitsui Oil Co., Ltd. (Japan) reported increases of ¥21.5 billion and ¥11.4 billion, respectively.

•

The Foods & Retail Segment reported an increase of ¥30.2 billion due to an increase in grain sales volume, while the Chemical Segment reported an increase of ¥28.7 billion due to an increase in price of petrochemicals.

•	The Americas Segment reported a decline of ¥19.2 billion due mainly to the reclassification of Steel Technologies Inc. (United States) from subsidiary to associated company.

Revenues from sales of services and other sales for the three-month period ended December 31, 2010 were ¥93.5 billion and ¥44.8 billion, respectively, a decline of ¥2.2 billion and an increase of ¥16.8 billion, respectively, from the corresponding three-month period of the previous year. The increase of other sales was mainly attributable to a contribution from MT Falcon Holdings Company, S.A.P.I. de C.V. (Mexico), which was newly established to acquire natural-gas-fired power stations in Mexico.

Gross Profit

Gross profit for the three-month period ended December 31, 2010 was ¥215.6 billion, an increase of ¥39.5 billion from ¥176.1 billion for the corresponding three-month period of the previous year as a result of the following:

•

The Mineral & Metal Resources Segment reported an increase of ¥26.6 billion in gross profit. Reflecting higher iron ore prices, Mitsui Iron Ore Development Pty. Ltd. and Mitsui-Itochu Iron Pty. Ltd. reported increases of ¥20.4 billion and ¥5.9 billion, respectively.

•

The Energy Segment also reported an increase of ¥9.4 billion in gross profit. Due mainly to an increase in oil prices, Mitsui Oil Exploration Co., Ltd. (Japan) reported an increase of ¥4.4 billion while Mitsui E&P Australia Pty Limited (Australia) reported a decline of ¥2.7 billion due to the cost of restoring its exploration area to the original state. In addition, Mitsui Coal Holdings Pty. Limited (Australia) reported an increase of ¥4.1 billion due to an increase in coal prices.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three-month period ended December 31, 2010 were ¥133.9 billion, an increase of ¥1.1 billion from ¥132.8 billion for the corresponding three-month period of the previous year. The table below provides a breakdown of selling, general and administrative expenses used for our internal review.

Billions of Yen

	Personnel	Welfare	Travel	Entertainment	Communication
Three-month period ended December 31, 2010	68.2	3.0	7.8	2.1	12.6
Three-month period ended December 31, 2009	67.8	2.7	7.4	2.3	11.0
Change	0.4	0.3	0.4	(0.2)	1.6

	Rent	Depreciation	Tax	Others	Total
Three-month period ended December 31, 2010	4.4	3.7	1.7	30.4	133.9
Three-month period ended December 31, 2009	5.1	3.7	2.4	30.4	132.8
Change	(0.7)	0.0	(0.7)	0.0	1.1

There is no significant variance in each of the expense categories between the three-month period ended December 31, 2010 and the corresponding three-month period of the previous year.

The table below provides selling, general and administrative expenses broken down by operating segment.

Billions of Yen

Operating Segment	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Three-month period ended December 31, 2010	7.5	4.4	19.3	11.2	15.7	16.1	14.0	6.7
Three-month period ended December 31, 2009	7.7	3.8	18.6	12.0	14.2	16.0	14.5	7.2
Change	(0.2)	0.6	0.7	(0.8)	1.5	0.1	(0.5)	(0.5)

Operating Segment	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All other	Adjustments and Eliminations	Consolidated Total
Three-month period ended December 31, 2010	15.3	4.5	6.3	121.0	1.5	11.4	133.9
Three-month period ended December 31, 2009	14.0	4.9	6.5	119.4	1.1	12.3	132.8
Change	1.3	(0.4)	(0.2)	1.6	0.4	(0.9)	1.1

Provision for Doubtful Receivables

Provision for doubtful receivables for the three-month period ended December 31, 2010 was ¥3.0 billion, a decline of ¥2.0 billion from ¥5.0 billion for the corresponding three-month period of the previous year. Provisions for both periods represented increases in aggregate reserves for individually small receivables.

Interest Income, Net of Interest Expense

Interest income, net of interest expense, for the three-month period ended December 31, 2010 was ¥0.5 billion, an improvement of ¥0.9 billion from interest expense, net of interest income, of ¥0.4 billion for the corresponding three-month period of the previous year. The improvement was mainly attributable to an increase in interest income received from overseas power producing companies. The following table provides the periodic average of 3 month Libor of the Japanese yen and U.S. dollar for the three-month periods ended December 31, 2010 and 2009.

	Periodic average of 3 month Libor (%p.a.)
	Three-month period ended December 31,
	2010	2009
Japanese yen	0.19	0.30
U.S. dollar	0.30	0.26

Dividend Income

Dividend income for the three-month period ended December 31, 2010 was ¥14.9 billion, an increase of ¥4.9 billion from ¥10.0 billion for the corresponding three-month period of the previous year.

Dividend income from five LNG projects in Abu Dhabi, Qatar, Oman, Equatorial Guinea and Sakhalin was ¥10.6 billion, an increase of ¥4.8 billion from the corresponding three-month period of the previous year. The increase was attributable to an increase in LNG prices linked to oil prices and the fact that we started to record dividend income from the Sakhalin II project from the three-month period ended December 31, 2010.

Gain on Sales of Securities

Gain on sales of securities for the three-month period ended December 31, 2010 was ¥3.9 billion, a decline of ¥0.1 billion from a gain of ¥4.0 billion for the corresponding three-month period of the previous year. There were miscellaneous small transactions in both periods.

Loss on Write-Downs of Securities

Loss on write-downs of securities for the three-month period ended December 31, 2010 was ¥5.0 billion, an improvement of ¥19.3 billion from ¥24.3 billion for the corresponding three-month period of the previous year.

•	There were miscellaneous small write-downs for the three-month period ended December 31, 2010.

•

A ¥20.0 billion loss on the write-down of preferred shares in Japan Airlines Corporation was recorded in the Machinery & Infrastructure Projects Segment for the corresponding three-month period of the previous year.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the three-month period ended December 31, 2010 was ¥1.0 billion, an improvement of ¥1.2 billion from a loss of ¥0.2 billion for the corresponding three-month period of the previous year. There were miscellaneous small transactions in both periods.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the three-month period ended December 31, 2010 was ¥0.6 billion, an improvement of ¥5.0 billion from a loss of ¥5.6 billion for the corresponding three-month period of the previous year.

•	There were miscellaneous small transactions for the three-month period ended December 31, 2010.

•

An impairment loss of ¥2.9 billion on intangible assets at Mitsui Rail Capital Europe B.V. (Netherlands) was recorded in the Machinery & Infrastructure Projects Segment for the corresponding three-month period of the previous year.

Impairment Loss of Goodwill

There was no impairment loss on goodwill for the three-month period ended December 31, 2010. Impairment loss of goodwill for the corresponding three-month period of the previous year was ¥6.5 billion including losses of ¥3.1 billion at Mitsui Rail Capital Europe B.V. in the Machinery & Infrastructure Projects Segment and of ¥2.9 billion at SunWize Technologies, Inc. (United States), a retailer and installer of photovoltaic systems, in the Americas Segment.

Other Expenses—Net

Other expenses-net for the three-month period ended December 31, 2010 were a loss of ¥6.9 billion, a drop of ¥10.1 billion from an income of ¥3.2 billion for the corresponding three-month period of the previous year.

•

For the three-month period ended December 31, 2010, oil and gas producing subsidiaries recorded exploration expenses including ¥2.6 billion at Mitsui E&P Mozambique Area 1 Limited (United Kingdom). In addition, Mitsui recorded foreign exchange losses of ¥0.3 billion including a loss of ¥2.1 billion on commodity trading activities in the Logistics & Financial Markets Segment.

•

For the corresponding three-month period of the previous year, Mitsui recorded foreign exchange losses of ¥1.3 billion including a gain of ¥1.4 billion on commodity trading activities in the Logistics & Financial Markets, which corresponded to a related gross profit in the same segment.

Income Taxes

Income taxes for the three-month period ended December 31, 2010 were ¥58.2 billion, an increase of ¥31.3 billion from ¥26.9 billion for the corresponding three-month period of the previous year. This increase was attributable to increases in “income from continuing operations before income taxes and equity in earnings” and “equity earnings of associated companies-net”, in addition to a reversal of deferred tax liabilities related to dividends received from associated companies (*1), a decline of approximately ¥1.0 billion.

The effective tax rate on “income from continuing operations before income taxes and equity in earnings” for the three-month period ended December 31, 2010 was 67.2%, a decline of 78.9 percentage points from 146.1% for the corresponding three-month period of the previous year. The decline in effective tax rate is primarily attributable to a decline in the ratio of establishment of valuation allowances for deferred tax assets and the income tax effect recorded for equity in earnings against “income from continuing operations before income taxes and equity in earnings.”

(*1)	We record deferred tax liabilities on undistributed retained earnings of associated companies based on the assumption that we would sell investments in associated companies in the future. At the time of profit distribution from associated companies, we reverse the deferred tax liabilities while recording a tax expense on the dividends received. In a case where a major portion of dividends received is treated as non-taxable, such as the tax treatment under Japanese tax law, tax expenses on dividends received are smaller than the reversal amount of the deferred tax liabilities, and the balance is credited to tax expenses.

Equity in Earnings of Associated Companies—Net

Equity in earnings of associated companies for the three-month period ended December 31, 2010 was ¥71.6 billion, an increase of ¥36.0 billion from ¥35.6 billion for the corresponding three-month period of the previous year as a result of the following:

•

An increase of ¥5.2 billion was recorded at Robe River Mining Company (Australia), an investment vehicle company for our Australian iron ore mining business, reflecting an increase in iron ore prices, and an increase of ¥17.2 billion was recorded at Valepar S.A. (Brazil) reflecting a boost in earnings at its investee, Vale S.A. (“Vale”), mainly due to increases in prices and shipments of iron ore.

•

An impairment loss of ¥2.9 billion on shares in SUMIC Nickel Netherlands B.V., a company investing in nickel-production in New Caledonia, was recorded, reflecting an other-than-temporary decline in investment value, for the corresponding three-month period of the previous year.

•	An increase was recorded at Japan Australia LNG (MIMI) Pty. Ltd. (Australia) mainly due to higher LNG prices linked to oil prices.

•

Overseas power production businesses reported a decline of ¥4.2 billion in earnings due mainly to a decline in mark-to-market valuation gains and losses, such as those on long-term power derivative contracts from the corresponding three-month period of the previous year.

•

An impairment loss of ¥3.9 billion on an investment in an associated company chartering LNG vessels was reported due to the subdued market for LNG vessels for the corresponding three-month period of the previous year.

Loss from Discontinued Operations—Net (After Income Tax Effect)

Loss from discontinued operations for the three-month period ended December 31, 2010 was nil. A gain of ¥0.2 billion was recorded in the corresponding three-month period of the previous year. MitEnergy Upsteam LLC (United States) was the major discontinued operation for the corresponding three month period of the previous year.

Net Income before attribution of Noncontrolling Interests

As a result of the above factors, net income before attribution of noncontrolling interests for the three-month period ended December 31, 2010 was ¥99.9 billion, an increase of ¥72.6 billion from ¥27.3 billion for the corresponding three-month period of the previous year.

Net Income attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests for the three-month period ended December 31, 2010 was a loss of ¥7.3 billion, a deterioration of ¥0.2 billion from a loss of ¥7.1 billion for the corresponding three-month period of the previous year.

Net Income attributable to Mitsui & Co., Ltd.

As a result, net income attributable to Mitsui & Co., Ltd for the three-month period ended December 31, 2010 was ¥92.6 billion, an increase of ¥72.4 billion from ¥20.2 billion for the corresponding three-month period of the previous year.

(2) Operating Results by Operating Segment

Westport Petroleum, Inc. was previously included in the Americas Segment, but was transferred to the Energy Segment in the three-month period ended September 30, 2010. The operating segment information for the corresponding three-month period ended December 31, 2009 has been restated to conform to the current year presentation.

Iron & Steel Products Segment

Gross profit for the three-month period ended December 31, 2010 was ¥10.1 billion, an increase of ¥2.2 billion from ¥7.9 billion for the corresponding three-month period of the previous year. Supported by steady demand in Asia, Regency Steel Asia Pte Ltd. (Singapore) recorded a solid performance. Mitsui & Co. Steel Ltd. (Japan) also recorded an increase in gross profit, mainly due to steady performance of the business exporting stainless steel products to China.

Operating income for the three-month period ended December 31, 2010 was ¥2.5 billion, an increase of ¥2.2 billion from ¥0.3 billion for the corresponding three-month period of the previous year, reflecting the increase in gross profit.

Equity in earnings of associated companies for the three-month period ended December 31, 2010 was ¥1.2 billion, a decline of ¥0.2 billion from ¥1.4 billion for the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2010 was ¥2.2 billion, an increase of ¥1.7 billion from ¥0.5 billion for the corresponding three-month period of the previous year.

Mineral & Metal Resources Segment

Gross profit for the three-month period ended December 31, 2010 was ¥46.2 billion, a substantial increase of ¥26.6 billion from ¥19.6 billion for the corresponding three-month period of the previous year. The main factor contributing to the increase was higher iron ore prices. Starting from this year, the pricing system for mining companies and steelmakers shifted from a four-decade-old pricing system based on the annual fixed-price contracts to prices based on the spot market on a shorter term basis, such as on a quarterly basis.

Anticipating that global demand for iron ore would pick up with the global economy showing signs of recovery, led by consistent increases in demand in China, spot prices continued to increase from October 2009 until they peaked in April 2010. After slipping back to levels seen at the beginning of this year, spot prices reversed in July 2010 and continued to increase during the three-month period ended December 31, 2010. Accordingly, representative contract prices for products sold during the three-month period ended December 31, 2010, based on daily average of short-term references during June 1, 2010 through August 31, 2010, were settled at levels substantially higher than the prevailing annual fixed contract prices as well as short-term market references during the corresponding three-month period of the previous year.

Consequently, the increases in gross profit recorded by Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd. were ¥20.4 billion and ¥5.9 billion, respectively.

Operating income for the three-month period ended December 31, 2010 was ¥42.0 billion, an increase of ¥26.3 billion from ¥15.7 billion for the corresponding three-month period of the previous year, reflecting the increase in gross profit.

Equity in earnings of associated companies for the three-month period ended December 31, 2010 was ¥38.4 billion, an increase of ¥27.2 billion from ¥11.2 billion for the corresponding three-month period of the previous year. Major factors were as follows:

•

Earnings at Robe River Mining Company in Australia were ¥9.4 billion, an increase of ¥5.2 billion from ¥4.2 billion for the corresponding three-month period of the previous year, reflecting increases in iron ore prices.

•

Compania Minera Dona Ines de Collahuasi SCM (Chile) recorded earnings of ¥5.7 billion, an increase of ¥1.7 billion from ¥4.0 billion for the corresponding three-month period of the previous year, reflecting increases in copper prices as well as increases in sales volume. Compania Minera Dona Ines de Collahuasi SCM has a different fiscal year end than that of Mitsui.

•

Valepar S.A. (Brazil) posted earnings of ¥21.7 billion, an increase of ¥17.2 billion from ¥4.5 billion for the corresponding three-month period of the previous year, reflecting an increase in earnings at Vale mainly due to increases in prices and the shipped volume of iron ore. As the fiscal year of Valepar S.A. commences on January 1 and ends on December 31 of each year, we recognize their profit and loss with a three month time lag.

•

Reflecting an other-than-temporary decline in investment value of SUMIC Nickel Netherlands B.V., this segment recorded an impairment loss of ¥2.9 billion for the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2010 was ¥46.9 billion, a substantial increase of ¥32.4 billion from ¥14.5 billion for the corresponding three-month period of the previous year.

Machinery & Infrastructure Projects Segment

Gross profit for the three-month period ended December 31, 2010 was ¥24.5 billion, an increase of ¥2.8 billion from ¥21.7 billion for the corresponding three-month period of the previous year.

•

The Infrastructure Projects Business Unit reported an increase of ¥1.5 billion in gross profit due to a contribution from MT Falcon Holdings Company, S.A.P.I. de C.V., which acquired natural-gas-fired power stations in Mexico.

•

The Motor Vehicles Business Unit reported a increase of ¥1.6 billion in gross profit, as both automotive-related and construction and mining machinery-related subsidiaries overseas continued to show solid performance.

•

The Marine & Aerospace Business Unit reported a decline of ¥0.3 billion in gross profit. While demand for bulk freighters was weak, difficult market conditions influenced by possible over supply of vessels to be built in coming years affected the operation and chartering of vessels and the trading of used vessels.

Operating income for the three-month period ended December 31, 2010 was ¥3.0 billion, an increase of ¥1.6 billion from ¥1.4 billion for the corresponding three-month period of the previous year.

Equity in earnings of associated companies for the three-month period ended December 31, 2010 was ¥8.3 billion, an increase of ¥1.1 billion from ¥7.2 billion for the corresponding three-month period of the previous year.

•

Overseas power producers, such as IPM (UK) Power Holdings Limited (Gibraltar), IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia), reported equity in earnings of ¥3.3 billion in total, a decline of ¥4.0 billion from ¥7.3 billion for the corresponding three-month period of the previous year. Mark-to-market valuation gains and losses, such as those on long-term power derivative contracts, declined by ¥1.9 billion from the corresponding three-month period of the previous year.

•

The Motor Vehicles Business Unit reported an increase of ¥1.4 billion compared to the corresponding three-month period of the previous year. Performance at both automotive-related and construction and mining machinery-related associated companies especially in emerging economies continue to recover.

•

The Marine & Aerospace Business Unit reported an increase of ¥3.8 billion compared to the corresponding three-month period of the previous year. For the corresponding three-month period of the previous year, an impairment loss of ¥3.9 billion on its holdings of an associated company chartering LNG vessels was recorded due to a subdued market.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2010 was ¥6.1 billion, an improvement of ¥16.0 billion from a net loss of ¥9.9 billion for the corresponding three-month period of the previous year. In addition to the above-mentioned factors,

•

For the corresponding three-month period of the previous year, a loss of ¥20.0 billion on write-downs of all of its preferred shares in Japan Airlines Corporation, and impairment losses on intangible assets and goodwill of ¥2.9 billion and ¥3.1 billion, respectively, at Mitsui Rail Capital Europe B.V., due to a prolonged downturn in railway freight transport in Europe, were recorded.

Chemical Segment

Gross profit for the three-month period ended December 31, 2010 was ¥16.1 billion, an increase of ¥0.2 billion from ¥15.9 billion for the corresponding three-month period of the previous year. The principal developments in this segment were as follows:

•

The Basic Chemicals Business Unit reported a decline of ¥1.2 billion in gross profit. This was mainly due to a decline in trading volume primarily attributable to production troubles at suppliers, and an increase in charter fees for the related vessel for basic petrochemical products and intermediate of polyvinyl chloride (PVC). On the other hand, Shark Bay Salt Pty. Ltd. (Australia), a salt manufacturing company, showed a solid performance due to increases in sales volume.

•

The Performance Chemicals Business Unit reported an increase of ¥1.5 billion in gross profit. P.T. Kaltim Pasifik Amoniak (Indonesia), an ammonia manufacturing and marketing joint venture, recorded an increase of ¥1.6 billion in gross profit due to increases both in prices and volume of ammonia compared to the corresponding three-month period of the previous year. Domestic chemical trading subsidiaries including Mitsui Bussan Plastics Trade Co., Ltd. (Japan), which is a domestic trading company for plastics and chemicals reported increases in gross profit following a solid performance due to an increase in demand for automotive parts and electronics mainly in China.

Operating income for the three-month period ended December 31, 2010 was ¥5.2 billion, an increase of ¥2.2 billion from ¥3.0 billion for the three-month period of the previous year, as selling, general and administrative expenses decreased.

Equity in earnings of associated companies for the three-month period ended December 31, 2010 was ¥1.3 billion, an increase of ¥0.3 billion from ¥1.0 billion for the three-month period of the previous year. This was mainly due to an increase in earnings at International Methanol Company (Saudi Arabia), a methanol manufacturing joint venture reflecting improvement in the pricing of methanol.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2010 was ¥3.3 billion, an increase of ¥1.9 billion from ¥1.4 billion for the corresponding three-month period of the previous year.

Energy Segment

Anticipating that global demand for oil would pick up with the global economy showing signs of recovery driven by emerging countries, and a gradual resurgence of speculative funds flowing into energy markets, oil prices (WTI) recovered to US$86 per barrel in April 2010. WTI dropped back to US$60 per barrel due to prospects of a slower economic recovery in the advanced countries and concerns over easing of the high growth rates in emerging economies. Adjusting to this pessimistic trend, and an influx of speculative funds to the energy market with depreciation of the U.S. dollar, the WTI future market recovered to US$90 per barrel in December 2010. Accordingly, Japan Crude Cocktail (JCC) recorded US$77, US$82 and US$86 (preliminary figure) per barrel in October, November and December 2010, respectively. The JCC price trend is generally reflected in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment with a zero to six-month time lag.

Considering the time lag, Mitsui periodically calculates the weighted average JCC price applied to the operating results of those oil and gas producing subsidiaries and associated companies for internal review purposes. Such weighted average JCC prices for the three-month period ended December 31, 2010 and 2009 were US$78 per barrel and US$68 per barrel, respectively.

Gross profit for the three-month period ended December 31, 2010 was ¥48.8 billion, an increase of ¥9.4 billion from ¥39.4 billion for the corresponding three-month period of the previous year primarily due to the following:

•

In the oil and gas exploration and production business, mainly due to higher oil prices, Mitsui Oil Exploration Co., Ltd. reported an increase of ¥4.4 billion in gross profit while Mitsui E&P Australia Pty Limited reported a decline of ¥2.7 billion due to the cost of restoring its exploration area to the original state.

•

In the coal mining business, the price applied for sales of typical Australian premium hard coking coal for the three-month period ended December 31, 2010 was approximately 60% higher than the annual contract price for the year ended March 31, 2010, which was quoted at US$128 per ton FOB. At the same time the thermal coal price was around 40% higher than the annual contract price for the year ended March 31, 2010, which was quoted at US$71 per ton FOB. For the three-month period ended December 31, 2010, gross profit at Mitsui Coal Holdings Pty. Ltd. increased by ¥4.1 billion, reflecting higher coal prices, which were partly offset by a higher Australian dollar against the U.S. dollar.

Operating income for the three-month period ended December 31, 2010 was ¥33.1 billion, an increase of ¥8.1 billion from ¥25.0 billion for the three-month period of the previous year.

Equity in earnings of associated companies for the three-month period ended December 31, 2010 was ¥13.0 billion, an increase of ¥4.0 billion from ¥9.0 billion for the three-month period of the previous year. An increase at Japan Australia LNG (MIMI) PTY. Ltd. was recorded due to higher LNG prices linked to oil prices.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2010 was ¥29.4 billion, an increase of ¥8.3 billion from ¥21.1 billion for the three-month period of the previous year. In addition to the above-mentioned developments, there were also the following factors:

•

Dividends from five LNG projects in Abu Dhabi, Qatar, Oman, Equatorial Guinea and Sakhalin were ¥10.6 billion, an increase of ¥4.8 billion from the corresponding three-month period of the previous year. The increase was attributable to an increase in LNG prices linked to oil prices and the fact that we started to record dividend income from the Sakhalin II project from the three-month period ended December 31, 2010.

•

Other expenses-net increased by ¥4.5 billion due to an increase in exploration expenses for the three-month period ended December 31, 2010, which was mainly recorded at Mitsui E&P Mozambique Area 1 Limited.

Please refer to the description on “7. The Oil Spill Incident of a Drilling Rig in the Gulf of Mexico” on “IV. Consolidated Financial Statements” for details on the oil spill incident of a drilling rig in the Gulf of Mexico.

Foods & Retail Segment

Gross profit for the three-month period ended December 31, 2010 was ¥19.7 billion, a decline of ¥2.2 billion from ¥21.9 billion for the corresponding three-month period of the previous year. In the food resources and materials area, this segment recorded a mark-to-market loss on commodity derivative contracts due to an increase in commodity price (*1).

Operating income for the three-month period ended December 31, 2010 was ¥3.6 billion, a decline of ¥2.1 billion from ¥5.7 billion for the corresponding three-month period of the previous year, reflecting the decline in gross profit.

Equity in earnings of associated companies for the three-month period ended December 31, 2010 was ¥1.7 billion, an increase of ¥0.2 billion from ¥1.5 billion for the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2010 was ¥1.0 billion, a decline of ¥2.7 billion from ¥3.7 billion for the corresponding three-month period of the previous year.

(*1)	Besides mark-to-market valuation losses on derivative contracts, Mitsui maintained inventories that involved unrealized holding gains.

Consumer Service & IT Segment

Gross profit for the three-month period ended December 31, 2010 was ¥10.6 billion, a decline of ¥2.7 billion from ¥13.3 billion for the corresponding three-month period of the previous year. The Japanese economy showed a gradual recovery; however, this segment recorded a decline in gross profit, reflecting dampened consumer spending and weak demand for investments in information systems. This segment also recorded a decline in gross profit in the electronics-related business and the liquid crystal display-related business, reflecting lower sales prices. This segment also recorded a decline in gross profit due to the divestiture of several businesses.

Operating loss for the three-month period ended December 31, 2010 was ¥3.2 billion, a deterioration of ¥2.0 billion from operating loss of ¥1.2 billion for the corresponding three-month period of the previous year, reflecting the decline in gross profit.

Equity in earnings of associated companies for the three-month period ended December 31, 2010 was ¥2.2 billion, an increase of ¥1.6 billion from ¥0.6 billion for the corresponding three-month period of the previous year.

Net loss attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2010 was ¥0.8 billion, a deterioration of ¥1.3 billion from net income of ¥0.5 billion for the corresponding three-month period of the previous year.

Logistics & Financial Markets Segment

Gross profit for the three-month period ended December 31, 2010 was ¥7.0 billion, an increase of ¥2.7 billion from ¥4.3 billion for the corresponding three-month period of the previous year. There was a reversal effect of a decline in gross profit resulting from the curtailment of energy derivative trading business for the corresponding three-month period of the previous year while commodity prices continued to rise due to economic growth in emerging economies mainly in Asia. Profits corresponding to a foreign exchange loss of ¥2.1 billion and a foreign exchange gain of ¥1.4 billion related to the commodity trading business posted in other expenses-net were included in gross profit for the three-month period ended December 31, 2010 and for the corresponding three-month period of the previous year, respectively.

Operating income for the three-month period ended December 31, 2010 was ¥0.3 billion, an improvement of ¥4.4 billion from operating loss of ¥4.1 billion for the corresponding three-month period of the previous year.

Equity in earnings of associated companies for the three-month period ended December 31, 2010 was ¥1.9 billion, an increase of ¥0.8 billion from ¥1.1 billion for the corresponding three-month period of the previous year. JA Mitsui Leasing, Ltd. reported an increase in earnings due to a decline in provisions for doubtful receivables and reversal of reserves for doubtful receivables.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2010 was ¥0.2 billion, an improvement of ¥0.9 billion from a net loss of ¥0.7 billion for the corresponding three-month period of the previous year. Besides the above-mentioned factors, foreign exchange losses of ¥2.1 billion and gains of ¥1.4 billion related to the commodity trading business were posted in other expense-net for the three-month period ended December 31, 2010 and for the corresponding three-month period of the previous year, respectively

Americas Segment

Gross profit for the three-month period ended December 31, 2010 was ¥20.1 billion, a decline of ¥1.8 billion from ¥21.9 billion for the corresponding three-month period of the previous year.

•

Champions Pipe & Supply, Inc. (United States) increased gross profit due to increases in volume and prices resulting from robust demand for tubular products for active shale gas developments in addition to a reversal effect of the revaluation loss on inventory recorded in the corresponding three-month period of the previous year.

•

Gross profit declined due to deconsolidation of Steel Technologies Inc. as a result of a transaction in which Mitsui & Co., (U.S.A.), Inc. contributed Steel Technologies Inc. to a newly established holding company, NuMit LLC, a 50% interest of which was subsequently sold to Nucor Corporation, a major electronic furnace steel maker in the United States.

•

Novus International, Inc. recorded a decline in gross profit due to a decline in margin, reflecting an increase in supply from competitors that have recovered from operational troubles, and appreciation of the Japanese yen, despite the fact that sale volume remained approximately at the same level.

Operating income for the three-month period ended December 31, 2010 was ¥4.2 billion, a decline of ¥3.3 billion from ¥7.5 billion for the corresponding three-month period of the previous year, reflecting the decrease in gross profit as well as an increase in selling, general and administrative expenses.

Equity in earnings of associated companies for the three-month period ended December 31, 2010 was ¥2.0 billion, an increase of ¥0.2 billion from ¥1.8 billion for the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2010 was ¥2.8 billion, an improvement of ¥3.7 billion from net loss of ¥0.9 billion for the corresponding three-month period of the previous year. In addition to the above factors, there was a reversal effect of a ¥3.3 billion impairment loss including a loss recorded at SunWize Technologies, Inc., a distributor of photovoltaic systems, amounting to ¥2.9 billion, for the corresponding three-month period of the previous year.

Europe, the Middle East and Africa Segment

Gross profit for the three-month period ended December 31, 2010 was ¥4.3 billion, an increase of ¥0.4 billion from ¥3.9 billion for the corresponding three-month period of the previous year, reflecting steady demand in the chemical products business.

Operating loss for the three-month period ended December 31, 2010 was ¥0.1 billion, an improvement of ¥0.9 billion from a loss of ¥1.0 billion for the corresponding three-month period of the previous year, reflecting the increase in gross profit and a decline in selling, general and administrative expenses.

Equity in earnings for the three-month period ended December 31, 2010 was ¥0.1 billion, a decline of ¥0.1 billion from ¥0.2 billion for the corresponding three-month period of the previous year.

Net loss attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2010 was ¥0.3 billion, an improvement of ¥2.5 billion from a net loss of ¥2.8 billion for the corresponding three-month period of the previous year. In addition to the above factors, this segment recorded an improvement in the segment’s minority interest due to the reversal effect of impairment losses on intangible assets and goodwill posted by Mitsui Rail Capital Europe B.V. for the corresponding three-month period of the previous year.

Asia Pacific Segment

Gross profit for the three-month period ended December 31, 2010 was ¥8.0 billion, an increase of ¥1.4 billion from ¥6.6 billion for the corresponding three-month period of the previous year, reflecting solid performance in the chemicals and iron & steel products businesses.

Operating income for the three-month period ended December 31, 2010 was ¥1.3 billion, an increase of ¥1.1 billion from ¥0.2 billion for the corresponding three-month period of the previous year.

Equity in earnings for the three-month period ended December 31, 2010 was ¥1.4 billion, an increase of ¥0.7 billion from ¥0.7 billion for the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2010 was ¥11.7 billion, an increase of ¥6.1 billion from ¥5.6 billion for the corresponding three-month period of the previous year.

The main factor contributing to the increase in net income was attributable to an increase in earnings from the segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd., Mitsui-Itochu Iron Pty. Ltd. and Mitsui Coal Holdings Pty. Ltd.

4. Financial Condition and Cash Flows

(1) Assets, Liabilities and Shareholders’ Equity

Total assets as of December 31, 2010 were ¥8,585.9 billion, an increase of ¥216.9 billion from ¥8,369.0 billion as of March 31, 2010.

Total current assets as of December 31, 2010 were ¥4,498.8 billion, an increase of ¥237.7 billion from ¥4,261.1 billion as of March 31, 2010.

Trade receivables and inventories increased by ¥92.8 billion in total due to seasonal increases in the food distribution business in Japan, and increases in price and volume at subsidiaries in the Energy, the Iron & Steel Products and the Chemical segments.

Assets of ¥131.2 billion and liabilities of ¥91.5 billion of MT Falcon Holdings Company, S.A.P.I. de C.V. were transferred to assets held for sale and liabilities held for sale account, respectively, due to the expectation that the company will be reclassified from subsidiary to associated company as a result of signing a contract to sell its 30% share to Chubu Electric Power Co., Inc. and Tohoku Electric Power Co., Inc. Furthermore, assets of ¥63.0 billion and liabilities of ¥55.3 billion of Mitsui Marubeni Liquefied Gas Co., Ltd. (Japan) were transferred to assets held for sale and liabilities held for sale account, respectively, due to the expectation that the company will be reclassified from subsidiary to associated company as a result of signing a merger contract with the liquefied petroleum gas (“LPG”) business of JX Nippon Oil & Energy Corporation.

Reflecting the increase in total current assets, total current liabilities as of December 31, 2010 increased by ¥206.0 billion to ¥2,586.8 billion from ¥2,380.8 billion as of March 31, 2010. The increase in total current liabilities is attributable to an increase in assets held for sale as well as an increase of ¥67.5 billion in trade payables.

As a result, working capital, or current assets less current liabilities, as of December 31, 2010 totaled ¥1,912.0 billion, an increase of ¥31.7 billion from ¥1,880.3 billion as of March 31, 2010.

The sum of “total investments and non-current receivables,” “net property and equipment,” “intangible assets, less accumulated amortization,” “deferred tax assets-non-current,” and “other assets” as of December 31, 2010 totaled ¥4,087.1 billion, a decline of ¥20.8 billion from ¥4,107.9 billion as of March 31, 2010, mainly due to the following factors:

Total of investments and non-current receivables as of December 31, 2010 was ¥2,951.9 billion, a decline of ¥45.9 billion from ¥2,997.8 billion as of March 31, 2010. Within this category, investments in and advances to associated companies as of December 31, 2010 was ¥1,468.9 billion, an increase of ¥65.8 billion from ¥1,403.1 billion as of March 31, 2010.

•

A ¥19.8 billion increase in investment in NuMit LLC as a result of a transaction in which Mitsui & Co., (U.S.A.), Inc. contributed Steel Technologies Inc. to a newly established holding company, NuMit LLC, a 50% interest of which was subsequently sold to Nucor Corporation.

•

Expenditures of cash included a 25% investment in the project company for the Miski Mayo Phosphorus Ore Development Project in Peru for ¥23.3 billion, a 25% investment in the project company for the Caserones Copper Mining Project in Chile for ¥17.2 billion, a ¥10.1 billion investment in the newly formed joint venture with Hyflux for water business in China, a ¥8.5 billion loan to the project company for the ultra-deepwater drilling service for Petrobras, and an investment in the newly formed joint venture with The Dow Chemical Company for producing chlor-alkali in United States for ¥8.2 billion.

•

Factors that do not involve cash flows include a decline of ¥86.8 billion resulting from a foreign exchange translation adjustment of foreign investments due to the appreciation of the Japanese yen vis-à-vis the U.S. dollar and the Brazilian real as well as net increases in equity earnings of ¥83.8 billion (net of ¥87.7 billion in dividends received from associated companies).

Other investments as of December 31, 2010 were ¥867.7 billion, a decline of ¥98.2 billion from ¥965.9 billion as of March 31, 2010, mainly due to the following:

•	An increase in investment in QIWI Limited, a settlement service business company in Russia;

•	An increase in investments such as ¥7.8 billion in MODEC Inc. and ¥7.6 billion of additional shares in TPV Technology Limited;

•	A ¥30.1 billion decline in investment in Sakhalin Energy Investment Company Ltd. due to capital redemption (in addition, a ¥16.5 billion decline due to a foreign exchange translation loss);

•	A ¥72.4 billion net decline in unrealized holding gains on available-for-sale securities, such as those of INPEX Corporation, reflecting a slide in stock markets; and

•	A decline of ¥8.7 billion due to recognition of impairment in investments.

Net property and equipment as of December 31, 2010 totaled ¥1,003.5 billion, an increase of ¥24.9 billion from ¥978.6 billion as of March 31, 2010. Major components were as follows:

•	A ¥37.2 billion increase (including a foreign exchange translation loss of ¥2.3 billion) for participation in shale gas project in the United States;

•	An increase of ¥17.9 billion (including a foreign exchange translation loss of ¥3.0 billion) at iron ore mining projects in Australia;

•	An increase of ¥5.5 billion (including a foreign exchange translation loss of ¥14.2 billion) at oil and gas projects other than shale gas project;

•	A ¥18.2 billion decline due to reclassification of Steel Technologies Inc. from subsidiary to associated company; and

•	A decline of ¥16.2 billion due to the reclassification of assets of Mitsui Marubeni Liquefied Gas Co., Ltd. to assets held for sale.

Long-term debt less current maturities as of December 31, 2010 was ¥2,868.4 billion, a decline of ¥41.4 billion from ¥2,909.8 billion as of March 31, 2010. Mitsui & Co. (U.S.A.), Inc. recorded a decline in long-term borrowings due to reclassification to current maturities and appreciation of the Japanese yen. Furthermore, Mitsui Marubeni Liquefied Gas Co., Ltd. posted a decline attributable to the reclassification of its long-term borrowings to liabilities held for sale.

Total Mitsui & Co., Ltd. shareholders’ equity as of December 31, 2010 was ¥2,284.4 billion, an increase of ¥54.3 billion from ¥2,230.1 billion as of March 31, 2010. A major component of the increase was an increase of ¥219.3 billion in retained earnings, while components that decreased included a net decline of ¥114.5 billion in foreign currency translation adjustments due to depreciation of the U.S. dollar and the Brazilian real against the Japanese yen, and a net decline of ¥42.8 billion in unrealized holding gains on available-for-sale securities.

As a result, the equity-to asset ratio (*1) as of December 31, 2010 was 26.6%, equivalent to the level of March 31, 2010. Net interest-bearing debt, or interest-bearing debt less cash and cash equivalents and time deposits as of December 31, 2010 was ¥1,982.2 billion, a decline of ¥73.5 billion from ¥2,055.7 billion as of March 31, 2010. The net debt-to-equity ratio (*2) as of December 31, 2010 was 0.87 times, 0.05 point lower compared to 0.92 times as of March 31, 2010.

(*1) Equity-to-Asset Ratio

Taking into consideration comparability with other trading companies in Japan, in this flash report we define the equity-to-asset ratio as the ratio of total Mitsui & Co., Ltd. shareholders’ equity to total assets.

(*2) Net Debt-to-Equity Ratio

We refer to Net Debt-to-Equity Ratio (“Net DER”) in this flash report. Net DER is comprised of “net interest-bearing debt” divided by Total Mitsui & Co., Ltd. shareholders’ equity.

“Net interest-bearing debt” is defined as interest-bearing debt less cash and cash equivalents and time deposits. Our interest-bearing debt consists primarily of long-term debt less current maturities, which are not readily repayable. In order to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deterioration in the financial markets, we currently hold a relatively high level of cash and cash equivalents reflecting current financial market conditions and future capital requirements.

Under this policy, Net DER is a useful internal measure for our management to review the balance between:

•	our capacity to meet debt repayment; and

•	leverage to improve return on equity in our capital structure.

This measure does not recognize the fact that cash and cash equivalents and time deposits may not be completely available for debt repayment, but cash and cash equivalents and time deposits may be required for operational needs including certain contractual obligations or capital expenditures.

	Billions of Yen
	End of Mar. 2010	End of Dec. 2010
Short-term debt	¥241.4	¥277.2
Long-term debt	¥3,230.3	¥3,103.6

Interest bearing debt	¥3,471.7	¥3,380.8
Less cash and cash equivalents and time deposits	¥(1,416.0)	¥(1,398.6)

Net interest bearing debt	¥2,055.7	¥1,982.2

Total Mitsui & Co., Ltd. Shareholders’ equity	¥2,230.1	¥2,284.4

Net DER (times)	0.92	0.87

(2) Cash Flows during the nine-month period ended December 31, 2010

Cash Flows from Operating Activities

Net cash provided by operating activities for the nine-month period ended December 31, 2010 was ¥369.7 billion, a decline of ¥69.1 billion from ¥438.8 billion for the corresponding nine-month period of the previous year. Major components of net cash provided by operating activities were our operating income of ¥248.6 billion and dividend income of ¥127.3 billion, including dividends received from associated companies.

Compared with the corresponding nine-month period of the previous year, while operating income increased by ¥134.2 billion, net cash outflow from an increase in working capital, or changes in operating assets and liabilities, increased by ¥190.4 billion, resulting in cash outflow of ¥1.3 billion for the nine-month period ended December 31, 2010; the corresponding nine-month period of the previous year showed net cash inflow of ¥189.1 billion.

Cash Flows from Investing Activities

Net cash used in investing activities for the nine-month period ended December 31, 2010 was ¥402.5 billion, an increase of ¥277.6 billion from ¥124.9 billion for the corresponding nine-month period of the previous year. The net cash used in investing activities consisted of:

•

Net outflows of cash that corresponded to investments in and advances to associated companies (net of sales of investments in and collection of advances to associated companies) were ¥62.1 billion, which included a 25% investment in the project company for the Miski Mayo Phosphorus Ore Development Project in Peru for ¥23.3 billion, a 25% investment in the project company for the Caserones Copper Mining Project in Chile for ¥17.2 billion, a ¥9.9 billion investment in the newly formed joint venture with Hyflux for water business in China, a ¥8.5 billion loan to the project company for the ultra-deepwater drilling service for Petrobras, and an investment in the newly formed joint venture with The Dow Chemical company for producing chlor-alkali in United States for ¥8.2 billion.

•

Net outflows of cash that corresponded to other investments (net of sales and redemption of other investments) were ¥103.1 billion. Expenditures included the acquisition of natural-gas-fired power stations in Mexico by MT Falcon Holdings Company, S.A.P.I. de C.V. for ¥106.8 billion, an investment in the settlement service business company QIWI Limited, a subscription of newly issued shares in MODEC Inc. for ¥7.8 billion and additional investment in TPV Technology Limited for ¥7.6 billion. Proceeds from sales of investments mainly consisted of a ¥30.1 billion capital redemption from Sakhalin Energy Investment Company Ltd. and the divestiture of a 50% share in NuMit LLC, to which Mitsui & Co. (U.S.A.), Inc. had contributed Steel Technologies, Inc., for ¥18.7 billion.

•	Net outflows of cash relating to purchases of property leased to others and property and equipment (net of sales of those assets) were ¥217.5 billion. Major expenditures for equipment included:

•	Oil and gas projects other than shale gas project for a total of ¥57.9 billion;

•	Shale gas project in the United States for ¥42.6 billion;

•	Iron ore mining projects in Australia for ¥30.7 billion;

•	Coal mining projects in Australia for ¥12.3 billion; and

•	Leased rolling stock for ¥21.3 billion.

Free cash flow, or the sum of net cash provided by operating activities and net cash used in investing activities, for the nine-month period ended December 31, 2010 was a net outflow of ¥32.8 billion.

Cash Flows from Financing Activities

For the nine-month period ended December 31, 2010, net cash provided in financing activities was ¥61.1 billion, an increase in net inflows of ¥193.2 billion from net cash used by financing activities of ¥132.1 billion for the corresponding nine-month period of the previous year. The net cash inflow from the borrowing of long-term debt was ¥23.7 billion which included the net cash inflow of ¥61.7 billion from the project financing at MT Falcon Holdings Company, S.A.P.I. de C.V. which acquired natural-gas-fired power stations in Mexico. Meanwhile, the net cash inflow from the borrowing of short-term debt was ¥84.2 billion mainly by Mitsui & Co. (U.S.A.), Ltd. as well as financial subsidiaries in the United States.

In addition to the changes discussed above, there was a declines of ¥26.9 billion due to foreign exchange translation and of ¥13.1 billion due to the reclassification to assets held for sale; as a result, cash and cash equivalents as of December 31, 2010 totaled ¥1,389.8 billion, a ¥11.6 billion decline from ¥1,401.4 billion as of March 31, 2010.

II. Information concerning net income forecast for the year ending March 31, 2011

1. Forecast net income for the year ending March 31, 2011

We revised our forecast net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2011 to be ¥370.0 billion, an increase of ¥50.0 billion from the forecast revised at second quarter closing (hereinafter, “previous forecast”), considering the following variations in projected net income attributable to Mitsui & Co., Ltd.:

•	An increase in the Mineral & Metal Resources Segment and the Energy Segment due to increases in commodity prices; and

•	An increase in the Asia Pacific Segment due to recognition of a major gain on sales of securities.

Major components of our forecasted consolidated income statements for the year ending March 31, 2011 are set forth below.

[Assumption]	4Q of Mar-11 Revised Forecast	Dec-10 Actual	Mar-11 Revised Forecast	Mar-11 Previous Forecast
Exchange rate (JPY/USD)	80.00	86.18	84.64	84.08
Crude oil (JCC)	$82/bb1	$79/bb1	$80/bb1	$78/bb1

(Billions of yen)

	Mar-11 Revised	Mar-11 Previous	Increase	Description of Increase/Decrease
Total trading transactions	10,500.0	10,500.0	0.0

Gross profit	865.0	840.0	25.0	Increase in prices of mineral resources and energy and increase in shipment volume

SG & A expenses	-540.0	-545.0	5.0
Provision for doubtful receivables	-10.0	-10.0	0.0

Operating income	315.0	285.0	30.0

(Other expenses)
Interest expenses	-2.0	-3.0	1.0
Dividend income	50.0	50.0	0.0
Gain on sales of securities, PPE and other gains-net	-5.0	-20.0	15.0	Sales gains and remeasurement gains from asset recycling activities

Income before income taxes and equity in earnings	358.0	312.0	46.0

Income taxes	-200.0	-180.0	-20.0

Income before equity in earnings	158.0	132.0	26.0
Equity in earning of associated companies	240.0	215.0	25.0	Increase in prices of mineral resources and energy

Net income before attribution of noncontrolling interests	398.0	347.0	51.0
Net income attributable to noncontrolling interests	-28.0	-27.0	-1.0

Net income attributable to Mitsui & Co., Ltd.	370.0	320.0	50.0

Assumed foreign exchange rates for the three-month period ending March 31, 2011 are ¥80/US$, ¥80/AU$ and ¥50/BRL, while average foreign exchange rates for the nine-month period ended December 31, 2010 were ¥86.18/US$, ¥79.82/AU$ and ¥49.49/BRL. Also, we assume the price of oil will continue to be US$86/barrel through March 31, 2011, resulting in an average oil price of US$80/barrel applicable to our financial results for the year ending March 31, 2011.

Reflecting increases in sales volumes and prices of iron ore, non-ferrous metals, oil and gas, gross profit is expected to be ¥865.0 billion, an increase of ¥25.0 billion from the previous forecast. Selling, general and administrative expenses and interest expenses are expected to be ¥540.0 and ¥20.0 billion, improvements of ¥5.0 billion and ¥1.0 billion, respectively, from the previous forecast. We anticipate a loss of ¥5.0 billion in “sales of securities, property and equipment and other losses-net,” an improvement of ¥15.0 billion from the previous forecast, reflecting sales gains and remeasurement gains from asset recycling activities. Equity in earnings of associated companies is expected to be ¥240.0 billion, an increase of ¥25.0 billion from the previous forecast, due to an increase in prices of mineral resources and energy products.

As a result, net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2011 is expected to be ¥370.0 billion, an increase of ¥50.0 billion from the previous forecast.

Annual operating results forecasts broken down by operating segment are described below:

(Billions of yen)

	Year ending March 31, 2011 Revised Forecast	Year ending March 31, 2011 Previous Forecast	Change
Iron & Steel Products	8.0	6.0	2.0
Mineral & Metal Resources	165.0	154.0	11.0
Machinery & Infrastructure Projects	29.0	19.0	10.0
Chemical	11.0	8.0	3.0
Energy	120.0	106.0	14.0
Foods & Retail	6.0	8.0	(2.0)
Consumer Service & IT	1.0	4.0	(3.0)
Logistics & Financial Markets	0	3.0	(3.0)
Americas	17.0	12.0	5.0
Europe, the Middle East and Africa	1.0	1.0	—
Asia Pacific	50.0	39.0	11.0
All Other/Adjustments and Eliminations	(38.0)	(40.0)	0.2
Consolidated total	370.0	320.0	50.0

•

The projected net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2011 (hereinafter, “projected net income”) from the Mineral & Metal Resources Segment is ¥165.0 billion, an increase of ¥11.0 billion from the previous forecast. This increase is attributable to increases in iron ore prices and copper prices.

•

The projected net income from the Energy Segment is ¥120.0 billion, an increase of ¥14.0 billion from the previous forecast. We assume an average annual oil price of US$80/barrel applicable to our financial results for the year ending March 31, 2011, US$2/barrel higher than the price assumption used for the previous forecast. Increases in sales volumes and prices at the oil and gas producing subsidiaries, and solid performance of a domestic oil refinery and distribution subsidiary, contributed to the increase while a decline in shipment volume from Australian coal producing businesses negatively affects the projected net income.

•

The projected net incomes from the Chemical Segment is ¥11.0 billion, an increase of ¥3.0 billion from the previous forecast reflecting an increase in ammonia prices while the projected net income from the Steel Products Segment is ¥8.0 billion, an increase of ¥2.0 billion from the previous forecast, supported by robust demand for steel products mainly in Asia. The projected net income from the Machinery & Infrastructure Projects Segment is ¥29.0 billion, an increase of ¥10.0 billion from the previous forecast, reflecting recognition of remeasurement gain from a sales transaction of an interest in the natural gas fired power stations in Mexico and an improvement in mark-to-market valuation gains and losses on long-term power derivative contracts at overseas power producers.

•

The projected net income of the Consumer Services & IT Segment is ¥1.0 billion, a decline of ¥3.0 billion from the previous forecast due to taking into account potential losses that may arise from further restructuring work and divestiture activities on its portfolio. The projected net income from the Logistics & Financial Markets Segment is zero, a decline of ¥3.0 billion from the previous forecast due to a decline in commodity derivatives trading volume. The projected net income from the Foods & Retail Segment is ¥6.0 billion, a decline of ¥2.0 billion from the previous forecast due to expected increase of valuation losses on the derivative contracts relating to the soft-commodities trading businesses.

•

The projected net loss from the Americas Segment is ¥17.0 billion, an increase of ¥5.0 billion from the previous forecast reflecting a moderate improvement in the operational environment for its U.S. business. The projected net income from the Europe, the Middle East and Africa segment is ¥1.0 billion, equivalent to the previous forecast. The projected net income from the Asia Pacific Segment is ¥50.0 billion, an increase of ¥11.0 billion from the previous forecast, reflecting a potential major capital gain on sales of securities.

The table shows presumptions of key commodity prices and other parameters for the projected net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2011. The impact of price movements for each commodity on annual net income attributable to Mitsui & Co., Ltd. is included in the table.

11/3 1-2Q (Result)	11/3 3-4Q (Est.)	11/3 (Original Plan)	Impact on Net Income attributable to Mitsui & Co., Ltd. for the Year ending March 31, 2011			11/3 (Revised Plan)	11/3 1-3Q (Result)	11/3 4Q (Est)
79	76	78		Crude Oil/JCC(*1)	¥1.5 bn (US$1/bbl)	80	79	82
137.4(*3)	(*2)	(*2)	Commodity	Iron Ore	¥2.1 bn (US$1/ton)	(*2)	137.0(*3)	(*2)
9.6	8.0	8.8(US$/lb)		Nickel(*4)	¥1.5 bn (US$1/lb)	9.5	9.6	9.0
88	80	84		USD	¥0.9 bn (¥1/US$)	85	86	80
79	80	80	Forex(*5)	AUD	¥2.1 bn (¥1/AUD)	80	80	80
50	50	50		BRL	¥0.7 bn (¥1/BRL)	50	49	50

(*1)	Oil price trend is reflected in net income with a 0-6 month time lag. Currently:
- 6 month time lag: about 14%
- 3 month time lag: about 62%
- no time lag : about 24%
(*2)	We refrain from disclosing the iron ore prices used for 2011/3 forecast.
(*3)	Average of representative reference prices (Fine 62% Fe CFR North China) during Dec’09 – May’10(11/3 1-2Q), and Dec’09 – Aug’10(11/3 1-3Q).
(*4)	Jan-Sept LME cash average price.
(*5)	Impact of currency fluctuation on net income of overseas subsidiaries and associated companies (denominated in functional currency) against JPY.
Impact of currency fluctuation between their functional currencies against contract currencies, mainly US$, is not included.

2. Dividend Policy

In order to increase corporate value and maximize shareholder value, we have sought to maintain an optimal balance between (1) achieving sustainable growth through strategic investments in areas of our core strength and growth, and (2) paying out cash dividends as direct compensation to shareholders with the target dividend payout ratio of 20% of consolidated net income attributable to Mitsui & Co., Ltd.

We reviewed our stance toward shareholders’ return policy when formulating the Medium-term Management Plan with the vision for the next three to five years. We forecast an improvement in earnings reflecting higher prices in commodities against a backdrop of high growth in the emerging economies and the gradual but steady recovery of the world economy. Amid this environment it is essential to invest in the expansion of existing projects, acquire new competitive interests, and invest in building a stable revenue base for the future, and we have determined that there is great demand for such investments. We have also recognized that maintaining a robust financial base is important, one that can continue to make large-scale investments in the face of weakened capital markets. However, we recognize that our shareholders are expecting a stable but high level of shareholder returns. Accordingly, we would like to maintain the target dividend payout ratio of 20% of consolidated net income attributable to Mitsui & Co., Ltd. as a minimum. While we aim to steadily increase dividends from their current levels through improving the performance of the company, we will also consider whether shareholders should be compensated in a more flexible manner, provided that we secure sufficient retained earnings for business development.

Based on the above dividend policy, we have concluded that the dividend payout ratio shall be 23% for the year ending March 31, 2011, upon reviewing the net income attributable to Mitsui & Co., Ltd. recorded in the six-month period ended September 30, 2010 and the projected net income attributable to Mitsui & Co., Ltd. and future investment demand. In accordance with this dividend payout ratio, in last November we announced that our annual dividend per share was expected to be ¥40 (including the interim dividend of ¥20) on the assumption that our annual net income would be ¥320.0 billion.

As this time we have revised our annual net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2011 upwardly by ¥50.0 billion to ¥370.0 billion, we now plan to pay an annual dividend per share of ¥47 (including the interim dividend of ¥20) according to the target dividend pay out ratio of 23%, a ¥7 per share increase from the previously announced dividend providing we achieve our revised net income forecast. For the year ending March 31, 2011, we intend to make a dividend proposal based on the dividend policy outlined above upon reviewing the actual operating results.

We will continue to review the dividend policy taking into consideration the business environment, future trends in investment activities, free cash flow, interest-bearing debt and return on equity.

III.    Other Information

Notice:

This report contains forward-looking statements about Mitsui and its consolidated subsidiaries within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on Mitsui’s current assumptions, expectations and beliefs in light of the information currently available to it and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the outcome of other events in the Gulf of Mexico relating to the Deepwater Horizon incident. Such risks, uncertainties and other factors may cause Mitsui’s actual results, financial position or cash flows to be materially different from any future results, financial position or cash flows expressed or implied by these forward-looking statements. These risks, uncertainties and other factors involve the nature and scope of Mitsui’s liability with respect to the events in the Gulf of Mexico relating to the incident, including, but not limited to:

(a) It is not clear whether MOEX Offshore 2007 LLC (MOEX Offshore) will have any liability for expenses concerning the Deepwater Horizon incident that have been and will be paid by BP Exploration and Production Inc. (BP) and if MOEX Offshore does, it is not clear what the amount of the liability is likely to be.

(b) Should BP stop payment for the clean-up of the Deepwater Horizon incident and refuses to make payment in full for the other costs associated with the incident, MOEX Offshore may be required to make payment. Mitsui believes that BP will continue to pay clean-up costs, but does not know to what extent BP will pay other costs associated with the incident. MOEX Offshore does not know to what extent it will have to pay costs under the Oil Pollution Act of 1990 (OPA) if BP does not pay.

(c) Whether additional or amended legal proceedings will be brought against MOEX Offshore and its affiliates by governmental entities and the outcome of such proceedings if they are brought cannot be predicted. It is possible that MOEX Offshore and its affiliates could be assessed substantial civil or criminal penalties and fines and that injunctive relief could be granted under various laws. To date, no such penalty, fine or injunctive order has been imposed on MOEX Offshore.

(d) Under the OPA, each Responsible Parties (RPs) is presumed to be jointly and severally liable for the Natural Resource Damage costs. The clean-up is not complete and these costs have not been assessed. It is unclear to MOEX Offshore at this time how these costs will be divided among those identified as RPs and MOEX Offshore can not reasonably estimate at this time the amount of these costs. In addition, the complaint of the United States alleges that MOEX Offshore is an owner of an offshore facility within the meaning of the Clean Water Act (CWA) and thus MOEX Offshore is subject to liability for civil penalties under the CWA. Under the CWA, in making its determination as to the amount of civil penalties, the court will consider the seriousness of the violation or violations, the degree of culpability involved and the history of prior violations, among other factors. MOEX Offshore does not know if any such civil penalties will be imposed upon MOEX Offshore and, even if imposed, MOEX Offshore is unable reasonably to estimate the size of any possible loss.

(e) Many state and federal lawsuits have been filed by, among others, rig workers and their family members, resort owners, restaurant owners, real estate owners, real estate agents, seafood suppliers, fisheries, fishermen, charter boat owners, boat sales/service shop owners, marina owners, shareholders of businesses involved in the Deepwater Horizon incident, states, employees of businesses affected by the Deepwater Horizon incident, and pension funds. These lawsuits are based on a variety of different legal theories. These lawsuits are at a very early stage and so Mitsui is unable reasonably to estimate at this time what liability if any MOEX Offshore and its affiliates may have.

(f) Mitsui is unable to reasonably estimate at this time the amount of insurance coverage that will be available to MOEX Offshore. Mitsui is unable reasonably to estimate at this time whether and to what extent Mitsui and its consolidated subsidiaries will be able to obtain contribution from others for any liability that is imposed on them. In addition, Mitsui is unable reasonably to estimate at this time whether and to what extent Mitsui and its consolidated subsidiaries will be required to pay contribution to others for their liability under the OPA or other laws.

These risks, uncertainties and other factors also involve the other factors contained in Mitsui’s most recent Annual Report on Form 20-F and other Reports on Form 6-K filed with the SEC or in its other public filings or press releases, and Mitsui undertakes no obligation to publicly update or revise any forward-looking statements.

As a result, given these factors and the magnitude of the incident and the ongoing clean-up efforts, any such liability could have a material adverse effect on Mitsui’s consolidated financial position, consolidated operating results or consolidated cash flows.

IV.     Consolidated Financial Statements

1. Consolidated Balance Sheets

(Millions of Yen)

Assets

	December 31, 2010	March 31, 2010
Current Assets:
Cash and cash equivalents	¥1,389,794	¥1,401,399
Time deposits	8,846	14,563
Marketable securities	4,384	4,361
Trade receivables:
Notes and loans, less unearned interest	309,889	293,034
Accounts	1,495,955	1,382,259
Associated companies	112,051	162,166
Allowance for doubtful receivables	(17,379)	(18,423)
Inventories	516,201	504,847
Advance payments to suppliers	116,577	96,482
Deferred tax assets—current	39,942	39,809
Derivative assets	99,950	114,463
Assets held for sale	194,170	—
Other current assets	228,373	266,130

Total current assets	4,498,753	4,261,090

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,468,908	1,403,056
Other investments	867,744	965,947
Non-current receivables, less unearned interest	444,498	453,299
Allowance for doubtful receivables	(44,077)	(48,472)
Property leased to others—at cost, less accumulated depreciation	214,781	224,000

Total investments and non-current receivables	2,951,854	2,997,830

Property and Equipment—at Cost:
Land, land improvements and timberlands	151,294	158,528
Buildings, including leasehold improvements	374,841	381,029
Equipment and fixtures	1,029,722	979,957
Mineral rights	148,649	132,510
Vessels	34,686	29,709
Projects in progress	150,351	170,218

Total	1,889,543	1,851,951
Accumulated depreciation	(886,002)	(873,391)

Net property and equipment	1,003,541	978,560

Intangible Assets, less Accumulated Amortization	85,131	84,741
Deferred Tax Assets—Non-current	16,826	13,376
Other Assets	29,758	33,387

Total	¥8,585,863	¥8,368,984

(Millions of Yen)

Liabilities and Shareholders’ Equity

	December 31, 2010	March 31, 2010
Current Liabilities:
Short-term debt	¥277,210	¥241,380
Current maturities of long-term debt	235,230	320,480
Trade payables:
Notes and acceptances	46,852	36,831
Accounts	1,356,180	1,307,980
Associated companies	73,072	63,760
Accrued expenses:
Income taxes	77,723	37,604
Interest	15,860	19,177
Other	59,112	71,582
Advances from customers	139,577	110,712
Derivative liabilities	79,946	83,972
Liabilities held for sale	146,790	—
Other current liabilities	79,230	87,289

Total current liabilities	2,586,782	2,380,767

Long-term Debt, less Current Maturities	2,868,383	2,909,794

Accrued Pension Costs and Liability for Severance Indemnities	32,290	33,927

Deferred Tax Liabilities—Non-current	269,491	305,096

Other Long-Term Liabilities	326,477	309,594

Equity:
Common stock	341,482	341,482
Capital surplus	428,944	428,848
Retained earnings:
Appropriated for legal reserve	60,959	53,844
Unappropriated	1,830,215	1,618,101
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	81,122	123,891
Foreign currency translation adjustments	(387,240)	(272,665)
Defined benefit pension plans	(45,184)	(49,132)
Net unrealized gains and losses on derivatives	(19,325)	(7,920)

Total accumulated other comprehensive loss	(370,627)	(205,826)

Treasury stock, at cost	(6,545)	(6,321)

Total Mitsui & Co., Ltd. shareholders’ equity	2,284,428	2,230,128

Noncontrolling interests	218,012	199,678

Total equity	2,502,440	2,429,806

Total	¥8,585,863	¥8,368,984

Note:

The Consolidated Balance Sheets above are not reviewed by the auditors.

2. Statements of Consolidated Income

		(Millions of Yen)

		Nine-month period ended December 31, 2009	Nine-month period ended December 31, 2010
Revenues:
Sales of products		¥2,598,725	¥2,979,727
Sales of services		279,504	274,565
Other sales		104,220	119,481

Total revenues		2,982,449	3,373,773
[ Total Trading Transactions: Nine-month period ended December 31, 2009, ¥7,005,684 million Nine-month period ended December 31, 2010, ¥7,368,955 million	]
Cost of Revenues:
Cost of products sold		(2,313,581)	(2,556,510)
Cost of services sold		(100,256)	(100,467)
Cost of other sales		(47,971)	(63,413)

Total cost of revenues		(2,461,808)	(2,720,390)

Gross Profit		520,641	653,383

Other Expenses (Income):
Selling, general and administrative		396,823	398,365
Provision for doubtful receivables		9,466	6,446
Interest expense—net		9,766	683
Dividend income		(27,907)	(39,639)
Gain on sales of securities—net		(7,758)	(5,108)
Loss on write-down of securities		42,964	11,812
Gain on disposal or sales of property and equipment—net		(511)	(863)
Impairment loss of long-lived assets		6,637	3,114
Impairment loss of goodwill		9,603	—
Other expenses—net		6,126	2,924

Total other expenses		445,209	377,734

Income from Continuing Operations before Income Taxes and Equity in Earnings		75,432	275,649

Income Taxes		61,796	148,781

Income from Continuing Operations before Equity in Earnings		13,636	126,868
Equity in Earnings of Associated Companies—Net		91,610	171,523

Income from Continuing Operations before attribution of Noncontrolling Interests		105,246	298,391
Loss from Discontinued Operations—Net (After Income Tax Effect)		(538)	—

Net Income before attribution of Noncontrolling Interests		104,708	298,391
Net Income attributable to Noncontrolling Interests		(11,687)	(22,569)

Net Income attributable to Mitsui & Co., Ltd.		¥93,021	¥275,822

Comprehensive Income:
Net Income before attribution of Noncontrolling Interests		¥104,708	¥298,391

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains (losses) on available-for-sale securities		50,986	(49,890)
Foreign currency translation adjustments		87,806	(124,085)
Defined benefit pension plans		6,479	3,949
Net unrealized gains (losses) on derivatives		5,119	(11,730)

Comprehensive Income before attribution of Noncontrolling Interests		255,098	116,635
Comprehensive Income attributable to Noncontrolling Interests		(12,638)	(5,614)

Comprehensive Income attributable to Mitsui & Co., Ltd.		¥242,460	¥111,021

Notes:	1.	The Statements of Consolidated Income above are not reviewed by the auditors.
	2.	In accordance with ASC205-20, the figures for the nine-month period ended December 31, 2009 relating to discontinued operations have been reclassified.

(Millions of Yen)

		Three-month period ended December 31, 2009	Three-month period ended December 31, 2010
Revenues:
Sales of products		¥857,612	¥1,031,177
Sales of services		95,707	93,477
Other sales		27,971	44,792

Total revenues		981,290	1,169,446
[ Total Trading Transactions: Three-month period ended December 31, 2009, ¥2,417,952 million Three-month period ended December 31, 2010, ¥2,502,418 million	]
Cost of Revenues:
Cost of products sold		(753,448)	(890,485)
Cost of services sold		(36,624)	(35,016)
Cost of other sales		(15,105)	(28,384)

Total cost of revenues		(805,177)	(953,885)

Gross Profit		176,113	215,561

Other Expenses (Income):
Selling, general and administrative		132,763	133,851
Provision for doubtful receivables		4,991	2,963
Interest expense (income)—net		404	(531)
Dividend income		(9,951)	(14,862)
Gain on sales of securities—net		(3,992)	(3,894)
Loss on write-down of securities		24,313	4,964
Loss (gain) on disposal or sales of property and equipment—net		244	(974)
Impairment loss of long-lived assets		5,638	587
Impairment loss of goodwill		6,495	—
Other (income) expenses—net		(3,242)	6,932

Total other expenses		157,663	129,036

Income from Continuing Operations before Income Taxes and Equity in Earnings		18,450	86,525

Income Taxes		26,948	58,152

(Loss) Income from Continuing Operations before Equity in Earnings		(8,498)	28,373
Equity in Earnings of Associated Companies—Net		35,596	71,570

Income from Continuing Operations before attribution of Noncontrolling Interests		27,098	99,943
Income from Discontinued Operations—Net (After Income Tax Effect)		221	—

Net Income before attribution of Noncontrolling Interests		27,319	99,943
Net Income attributable to Noncontrolling Interests		(7,133)	(7,355)

Net Income attributable to Mitsui & Co., Ltd.		¥20,186	¥92,588

Comprehensive Income:
Net Income before attribution of Noncontrolling Interests		¥27,319	¥99,943

Other comprehensive income (after income tax effect):
Unrealized holding (losses) gains on available-for-sale securities		(10,390)	23,494
Foreign currency translation adjustments		38,904	(7,440)
Defined benefit pension plans		2,600	1,647
Net unrealized losses on derivatives		(3,092)	(4,258)

Comprehensive Income before attribution of Noncontrolling Interests		55,341	113,386
Comprehensive Income attributable to Noncontrolling Interests		(5,511)	(8,220)

Comprehensive Income attributable to Mitsui & Co., Ltd.		¥49,830	¥105,166

Notes:	1.	The Statements of Consolidated Income above are not reviewed by the auditors.
	2.	In accordance with ASC205-20, the figures for the three-month period ended December 31, 2009 relating to discontinued operations have been reclassified.

3. Statements of Consolidated Cash Flows

(Millions of Yen)

	Nine-month period ended December 31, 2009	Nine-month period ended December 31, 2010
Operating Activities:
Net income before attribution of noncontrolling interests	¥104,708	¥298,391
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Loss from discontinued operations—net (after income tax effect)	538	—
Depreciation and amortization	104,853	111,399
Pension and severance costs, less payments	9,828	11,689
Provision for doubtful receivables	9,466	6,446
Gain on sales of securities—net	(7,758)	(5,108)
Loss on write-down of securities	42,964	11,812
Gain on disposal or sales of property and equipment—net	(511)	(863)
Impairment loss of long-lived assets	6,637	3,114
Impairment loss of goodwill	9,603	—
Deferred income taxes	(12,304)	17,864
Equity in earnings of associated companies, less dividends received	(18,215)	(83,821)
Changes in operating assets and liabilities:
Increase in trade receivables	(9,665)	(121,155)
Decrease (increase) in inventories	28,846	(85,688)
Increase in trade payables	37,291	114,692
Other—net	132,599	90,896
Net cash provided by operating activities of discontinued operations	(98)	—

Net cash provided by operating activities	438,782	369,668

Investing Activities:
Net (increase) decrease in time deposits	(8,780)	11,861
Net increase in investments in and advances to associated companies	(36,547)	(62,120)
Net decrease (increase) in other investments	65,153	(103,057)
Net increase in long-term loan receivables	(1,652)	(31,678)
Net increase in property leased to others and property and equipment	(143,088)	(217,464)

Net cash used in investing activities	(124,914)	(402,458)

Financing Activities:
Net (decrease) increase in short-term debt	(151,918)	84,222
Net increase in long-term debt	39,405	23,671
Transactions with noncontrolling interest shareholders	(6,770)	10,081
Purchases of treasury stock—net	(22)	(239)
Payments of cash dividends	(12,779)	(56,590)

Net cash (used in) provided by financing activities	(132,084)	61,145

Effect of Exchange Rate Changes on Cash and Cash Equivalents	13,602	(26,881)
Cash and Cash Equivalents included in Assets held for sale	—	(13,079)

Net increase (decrease) in Cash and Cash Equivalents	195,386	(11,605)
Cash and Cash Equivalents at Beginning of Period	1,147,809	1,401,399

Cash and Cash Equivalents at End of Period	¥1,343,195	¥1,389,794

Notes:	1.	The Statements of Consolidated Cash Flows above are not reviewed by the auditors.
	2.	In accordance with ASC205-20, the figures for the nine-month period ended December 31, 2009 relating to discontinued operations have been reclassified.

4. Assumption for Going Concern: N/A

5. Operating Segment Information

Nine-month period ended December 31, 2009 (from April 1, 2009 to December 31, 2009)        (As restated)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Revenues	77,377	205,765	169,283	582,819	903,957	398,749	122,449	53,219
Gross Profit	24,715	51,805	65,788	49,601	105,924	64,334	39,792	29,022
Operating Income (Loss)	(297)	40,178	6,304	11,419	63,497	17,343	(7,663)	6,563
Equity in Earnings of Associated Companies—Net	3,112	25,624	25,566	1,118	23,909	6,390	(3,341)	3,724
Net Income (Loss) attributable to Mitsui & Co., Ltd.	2,017	46,301	9,961	6,557	52,098	(2,843)	(4,940)	368

Total Assets at December 31, 2009	474,835	874,066	1,320,524	587,853	1,554,176	665,845	499,660	409,936

Total Trading Transactions	721,201	400,772	744,713	1,209,624	1,180,720	1,381,139	303,193	100,160

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Revenues	338,520	75,623	61,742	2,989,503	2,203	(9,257)	2,982,449
Gross Profit	57,494	11,591	20,097	520,163	346	132	520,641
Operating Income (Loss)	13,647	(4,151)	2,130	148,970	(3,493)	(31,125)	114,352
Equity in Earnings of Associated Companies—Net	1,839	855	2,692	91,488	—	122	91,610
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(6,467)	(3,853)	19,097	118,296	310	(25,585)	93,021

Total Assets at December 31, 2009	461,362	143,002	286,681	7,277,940	2,806,334	(1,677,583)	8,406,691

Total Trading Transactions	381,260	296,798	293,437	7,013,017	2,203	(9,536)	7,005,684

Nine-month period ended December 31, 2010 (from April 1, 2010 to December 31, 2010)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Revenues	122,996	352,929	202,557	594,520	1,009,370	442,619	106,168	54,434
Gross Profit	29,968	136,715	68,728	47,929	152,376	56,814	35,013	28,600
Operating Income (Loss)	6,747	123,554	5,635	13,242	106,351	8,589	(7,988)	6,869
Equity in Earnings of Associated Companies—Net	3,209	84,518	21,850	3,221	35,109	3,229	3,879	8,136

Net Income attributable to Mitsui & Co., Ltd.	6,086	124,066	15,738	8,113	94,266	3,940	644	3,581

Total Assets at December 31, 2010	486,706	1,023,579	1,447,508	628,057	1,515,870	700,860	502,639	387,469

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Revenues	287,594	108,357	90,692	3,372,236	1,539	(2)	3,373,773
Gross Profit	58,274	14,940	23,153	652,510	666	207	653,383
Operating Income (Loss)	19,260	1,841	3,962	288,062	(3,973)	(35,517)	248,572
Equity in Earnings of Associated Companies—Net	4,830	112	2,778	170,871	—	652	171,523
Net Income attributable to Mitsui & Co., Ltd.	12,543	351	33,704	303,032	3,214	(30,424)	275,822

Total Assets at December 31, 2010	403,399	107,003	382,094	7,585,184	2,715,907	(1,715,228)	8,585,863

Notes:	1.	Operating segment information above is not reviewed by the auditors.
	2.	In accordance with ASC205-20, the figures for the nine-month period ended December 31, 2009 relating to discontinued operations have been reclassified. The reclassification to “Loss from Discontinued Operations—Net (After Income Tax Effect)” is included in “Adjustments and Eliminations.”
3.

“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at December 31, 2009 and 2010 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

	4.	Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
	5.	Transfers between operating segments are made at cost plus a markup.
	6.	During the three-month period ended September 30, 2010, Westport Petroleum, Inc. which was formerly operating under “Americas” segment, was transferred to “Energy” segment with the aim to optimize global oil trading/marketing strategy.
In accordance with this change, the operating segment information for the nine-month period ended December 31, 2009 has been restated to conform to the current period presentation.
	7.	During the three-month period ended June 30, 2010, revenues were newly included in the measure of segments’ performance reviewed by the chief operating decision maker. Therefore revenues of the operating segments are disclosed in the operating segment information instead of total trading transactions. In accordance with this change, revenues are added to the operating segment information for the nine-month period ended December 31, 2009 to ensure comparability.
	8.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.
	9.	During the three-month period ended March 31, 2010, the companies changed the reporting of total trading transactions for transactions where the Company and certain subsidiaries serve as an agent, and not as a contracting party, from gross amounts, which included transaction volume exchanged between the contracting parties and commissions earned as an agent; to net amounts, which include only commissions. In accordance with this change, the operating segment information for the nine-month period ended December 31, 2009 has been reclassified.

Three-month period ended December 31, 2009 (from October 1, 2009 to December 31, 2009)        (As restated)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Revenues	23,509	74,219	57,182	179,334	306,252	128,269	39,924	11,404
Gross Profit	7,860	19,562	21,695	15,855	39,435	21,874	13,335	4,283
Operating Income (Loss)	264	15,703	1,421	2,965	25,021	5,716	(1,229)	(4,089)
Equity in Earnings of Associated Companies—Net	1,380	11,166	7,159	1,034	9,025	1,521	570	1,065
Net Income (Loss) attributable to Mitsui & Co., Ltd.	475	14,503	(9,852)	1,368	21,114	3,653	480	(705)

Total Assets at December 31, 2009	474,835	874,066	1,320,524	587,853	1,554,176	665,845	499,660	409,936

Total Trading Transactions	255,892	143,734	251,288	404,799	447,539	471,795	100,967	25,423

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Revenues	117,341	26,898	19,442	983,774	962	(3,446)	981,290
Gross Profit	21,923	3,862	6,603	176,287	(5)	(169)	176,113
Operating Income (Loss)	7,539	(988)	177	52,500	(1,061)	(13,080)	38,359
Equity in Earnings of Associated Companies—Net	1,755	230	712	35,617	—	(21)	35,596
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(879)	(2,815)	5,603	32,945	(834)	(11,925)	20,186

Total Assets at December 31, 2009	461,362	143,002	286,681	7,277,940	2,806,334	(1,677,583)	8,406,691

Total Trading Transactions	133,965	83,209	101,822	2,420,433	962	(3,443)	2,417,952

Three-month period ended December 31, 2010 (from October 1, 2010 to December 31, 2010)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Revenues	41,278	128,441	78,370	207,914	341,595	159,357	32,616	16,937
Gross Profit	10,058	46,199	24,468	16,102	48,806	19,702	10,630	7,037
Operating Income (Loss)	2,538	41,981	3,043	5,152	33,053	3,595	(3,246)	278
Equity in Earnings of Associated Companies—Net	1,243	38,362	8,323	1,313	12,994	1,683	2,168	1,924
Net Income (Loss) attributable to Mitsui & Co., Ltd.	2,157	46,933	6,138	3,287	29,410	1,032	(839)	249

Total Assets at December 31, 2010	486,706	1,023,579	1,447,508	628,057	1,515,870	700,860	502,639	387,469

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Revenues	97,112	34,969	30,222	1,168,811	637	(2)	1,169,446
Gross Profit	20,068	4,324	7,990	215,384	268	(91)	215,561
Operating Income (Loss)	4,248	(50)	1,346	91,938	(1,245)	(11,946)	78,747
Equity in Earnings of Associated Companies—Net	1,964	66	1,364	71,404	—	166	71,570
Net Income (Loss) attributable to Mitsui & Co., Ltd.	2,750	(296)	11,707	102,528	1,117	(11,057)	92,588

Total Assets at December 31, 2010	403,399	107,003	382,094	7,585,184	2,715,907	(1,715,228)	8,585,863

Notes:	1.	Operating segment information above is not reviewed by the auditors.
	2.	In accordance with ASC205-20, the figures for the three-month period ended December 31, 2009 relating to discontinued operations have been reclassified. The reclassification to “Income from Discontinued Operations—Net (After Income Tax Effect)” is included in “Adjustments and Eliminations.”
	3.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at December 31, 2009 and 2010 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
4.

Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

	5.	Transfers between operating segments are made at cost plus a markup.
	6.	During the three-month period ended September 30, 2010, Westport Petroleum, Inc. which was formerly operating under “Americas” segment, was transferred to “Energy” segment with the aim to optimize global oil trading/marketing strategy.
In accordance with this change, the operating segment information for the three-month period ended December 31, 2009 has been restated to conform to the current period presentation.
	7.	During the three-month period ended June 30, 2010, revenues were newly included in the measure of segments’ performance reviewed by the chief operating decision maker. Therefore revenues of the operating segments are disclosed in the operating segment information instead of total trading transactions. In accordance with this change, revenues are added to the operating segment information for the three-month period ended December 31, 2009 to ensure comparability.
	8.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.
	9.	During the three-month period ended March 31, 2010, the companies changed the reporting of total trading transactions for transactions where the Company and certain subsidiaries serve as an agent, and not as a contracting party, from gross amounts, which included transaction volume exchanged between the contracting parties and commissions earned as an agent; to net amounts, which include only commissions. In accordance with this change, the operating segment information for the three-month period ended December 31, 2009 has been reclassified.

6. Significant Changes in Shareholders’ Equity: None

7. The Oil Spill Incident of a Drilling Rig in the Gulf of Mexico

On April 20, 2010, a third party semi-submersible drilling rig, Deepwater Horizon, which was conducting exploration work on the Mississippi Canyon 252 block in the Gulf of Mexico, experienced a blow-out event which lead to an explosion, fire and the extensive release of oil into the Gulf of Mexico. MOEX Offshore 2007 LLC (MOEX Offshore), a 100% subsidiary of MOEX USA Corporation (MOEX USA), has a 10% working interest in the block as a non-operator. MOEX USA is a 100% subsidiary of Mitsui Oil Exploration Co., Ltd. (MOECO) in which Mitsui & Co., Ltd. (Mitsui) has a 69.91% equity interest. BP Exploration and Production Inc. (BP), the operator of the project in the block, worked with U.S. government agencies to drill relief wells for the plugging of the well permanently. On September 19, 2010, BP publicly announced that the operations to plug the well were successfully completed and that it would proceed to complete the abandonment of the well and plug and abandon the relief wells.

According to the yearly financial report for the year ended December 31, 2010 of BP p.l.c., the ultimate parent of BP, BP p.l.c. posted approximately US$40.9 billion of costs related to the Deepwater Horizon incident.

As of December 31, 2010, Mitsui is not able to estimate the total amount of liabilities that it and its consolidated subsidiaries may incur as a result of the Deepwater Horizon incident, and therefore, Mitsui has not posted any financial liabilities during its nine-month period ended December 31, 2010. Based on the Macondo Prospect Offshore Deepwater Operating Agreement (Operating Agreement) concerning the well to which MOEX Offshore and BP are parties, various liabilities associated with the Deepwater Horizon incident are to be paid by BP. Subject to the outcome of the investigation regarding the root cause of the incident and the degree of responsibilities ultimately afforded to the parties concerned, the liability assigned to MOEX Offshore would be zero as of December 31, 2010 at the minimum level where certain conditions are met in the Operating Agreement. The zero accrual is not intended to represent an opinion of Mitsui that it and its consolidated subsidiaries will not incur any future liability related to the Deepwater Horizon incident. Rather, the zero accrual is based on the application of accounting rules to the currently available set of facts where the relevant accounting rules do not require loss recognition in situations where a loss is not considered probable or cannot be reasonably estimated.

Mitsui considered the following factors in determining if, as of December 31, 2010, Mitsui should accrue financial liabilities as a result of the Deepwater Horizon incident.

As of February 2, 2011, MOEX Offshore has received invoices for reimbursement totaling US$2,640 million from BP. BP has stated that these invoices were issued pursuant to the Operating Agreement and that it considers the invoiced amounts as MOEX Offshore’s 10% proportionate share of costs related to the Deepwater Horizon incident. On the other hand, BP p.l.c.’s yearly financial report for the year ended December 31, 2010 states that the amount which was billed to minority interest holders, which hold a 35% interest, as of 25 January, 2011 is US$6,000 million. MOEX Offshore is uncertain how the amounts in the respective invoices it has received have been calculated, and therefore, MOEX Offshore has asked BP for clarification; but, as of February 2, 2011, MOEX Offshore has not received a detailed explanation from BP as to the proper calculation. Taking into consideration the above disclosure made by BP p.l.c. reporting that BP had billed US$6,000 million as of 25 January, 2011 to minority interest holders, which hold a 35% interest, MOEX Offshore estimates that the portion of the costs for the incident paid by BP through the end of December 2010 that corresponds to MOEX Offshore’s 10% interest would be approximately US$1,600 million. In addition, MOEX Offshore is now reviewing the details of these costs MOEX Offshore expects that it will continue to receive invoices from BP, but is unable reasonably to estimate what the amount of those future invoices will be. It is not certain at this point if MOEX Offshore will have to make payment or not, and it cannot reasonably estimate the size of any payment.

In light of the numerous investigations that are currently taking place to determine the facts and circumstances surrounding the Deepwater Horizon incident and the existence of uncertainty with respect to application of the provisions in the Operating Agreement, MOEX Offshore has withheld payment of invoices BP has issued to it seeking reimbursement of costs incurred by BP related to BP’s response to the incident. MOEX Offshore expects to continue to withhold payment while it examines the situation.

Under the Oil Pollution Act of 1990 (OPA), Responsible Parties (RPs), as defined by the OPA, may have joint and several liability for costs and damages under the statute. The United States Coast Guard (USCG) has sent invoices to parties it has identified as RPs, which consist of the parties to the Operating Agreement, including BP and MOEX Offshore, and other parties that had a role in the Deepwater Horizon incident and to parties that have been identified as guarantors of RPs.

According to MOEX Offshore, these invoices from the USCG, which are a part of the claims under the OPA, total approximately US$633 million as of February 2, 2011. MOEX Offshore believes that BP has paid all of the USCG invoices. Mitsui expects that BP will continue to pay the USCG invoices in full because BP p.l.c. has stated that it will pay all the reasonable clean-up costs for the incident and has established a fund that totals $20 billion, among other things, to compensate those injured as a result of the incident. As described above, BP has stated that it considers the amounts invoiced to MOEX Offshore for reimbursement as MOEX Offshore’s 10% proportionate share, purportedly under the terms of the Operating Agreement, of the costs that BP has incurred in responding to the Deepwater Horizon incident. The invoiced amount includes the OPA-related liabilities mentioned above. MOEX Offshore, for now, has withheld payment of the invoices and has not posted any related contingent liabilities. Should BP stop payment for the clean-up of the Deepwater Horizon incident and refuse to make payment in full for the other costs associated with the incident, MOEX Offshore may be required to make payment.

MOEX Offshore was named as one of nine defendants in a complaint filed by the United States with the federal district court for the Eastern District of Louisiana on December 15, 2010. That complaint seeks removal costs, economic losses, and environmental damages under the OPA and civil penalties under the Clean Water Act (CWA). The complaint alleges that MOEX Offshore is an owner of an offshore facility within the meaning of the CWA and thus MOEX Offshore is subject to liability for civil penalties under the CWA. Under the CWA, in making its determination as to the amount of civil penalties, the court will consider the seriousness of the violation or violations, the degree of culpability involved and the history of prior violations, among other factors. MOEX Offshore does not know if any such civil penalties will be imposed upon MOEX Offshore and, even if imposed, MOEX Offshore is unable reasonably to estimate the size of any possible loss.

MOEX Offshore may also be subject to Natural Resource Damage (NRD) costs under the OPA, and may also be subject to NRD and other costs and damages under state laws that are similar to the OPA. The United States and the states of Louisiana, Mississippi, Alabama, Florida, and Texas have begun an NRD assessment. The USCG and the Bureau of Ocean Energy Management, Regulation and Enforcement are conducting a joint investigation into the cause of the incident and will be issuing a final investigative report with conclusions and recommendations. In addition, the United States Department of Justice is conducting an investigation to determine if any civil or criminal laws have been broken, and the United States Congress and various United States federal and state agencies, including the United States Chemical Safety and Hazard Investigation Board, are also conducting investigations related to the incident. In light of the ongoing investigations relating to the costs and damages mentioned above, MOEX Offshore does not know if any such costs or damages will be assessed upon MOEX Offshore which is a non-operator and, even if imposed or assessed, MOEX Offshore is unable reasonably to estimate the size of any possible loss.

MOEX Offshore, MOEX USA, MOECO and Mitsui USA have been named as defendants in a number of civil lawsuits seeking recovery for damages purportedly caused by the Deepwater Horizon incident. Those lawsuits have been brought under a large number of different legal theories. In May and June 2010, BP and plaintiffs filed motions seeking to have certain of the federal cases transferred to a single judge for pretrial proceedings. Those motions were granted by the Judicial Panel on Multidistrict Litigation on August 10, 2010 and certain of the federal lawsuits were sent for pretrial proceedings to a federal district court judge in the Eastern District of Louisiana. On December 15, 2010, three Master Complaints were filed in the proceedings consolidated in the federal district court for the Eastern District of Louisiana. In two of the three Master Complaints, MOEX Offshore, MOEX USA and MOECO were among the defendants. The first of those Master Complaints seeks damages incurred by various types of businesses, property owners and individuals. The second Master Complaint seeks chemical exposure and property damage related to the post-explosion clean-up efforts. The civil lawsuits are at an early stage and so Mitsui is unable reasonably to estimate what MOEX Offshore’s and its affiliates’ possible loss, if any, will be.

MOEX Offshore has insurance, but the amount of that insurance is substantially less than the amount of the claims it has received to date. MOEX Offshore may also have coverage as an additional insured under the insurance policies of third parties that are involved in the Deepwater Horizon incident. Mitsui believes that the potential coverage under those policies also is substantially less than the amount of the claims MOEX Offshore has received to date.

Mitsui recognized an impairment loss for the amounts invested to acquire the interest of this lease that were booked as Property and Equipment (Mineral rights) in Impairment loss of long-lived assets, and also recognized certain expenses relating to the well in Other expense-net for the nine-month period ended December 31, 2010. Other than that, Mitsui is unable, at this time, to determine the impact, if any, the incident will have on its financial position, consolidated operating results or consolidated cash flows.